OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Full Partner, LLC

4845 Pearl East Circle
Suite 101
Boulder, CO 80027

www.FullPartner.com



4201 units of Class B Common Unit

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

THE OFFERING

Maximum 44,957 units* of Class B Common Units ($106,997.66)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 4,201 units of Class B Common Units ($9,998.38)

Company	Full Partner, LLC
Corporate Address	4845 Pearl East Circle, Suite 101, Boulder, CO 80301
Description of Business	Using a Software as a Service (SAAS) model, Full Partner's customers pay a monthly subscription fee to access a powerful, integrated suite of cloud-based services, including websites, events management, marketing automation, ecommerce, CRM, email broadcasting and learning management.
Type of Security Offered	Class B Common Units
Purchase Price of Security Offered	$2.38
Minimum Investment Amount (per investor)	$252.28

Perks*

$500 — If you invest at least $500, you will receive a free Full Partner t-shirt or polo shirt.

$1,000 — If you invest at least $1,000, you will receive a year of free Total Web System service at the $29 per month level.

$5,000 - If you invest at least $5,000, you will receive a year of free Total Web System service at the $89 per month level.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Full Partner, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class B Common Units at $2.38 / unit, you will receive 10 bonus Class B Common Units, meaning you'll own 110 units for $238. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Full Partner, LLC is a Colorado-based limited liability company that has developed and sold over $7 million worth of online business services to the small business market since its founding in 2001. Using a Software as a Service (SAAS) model, Full Partner's customers pay a monthly subscription fee to access its Total Web System, a powerful, integrated suite of cloud-based services, including:

- Websites, Blogs and Surveys
- Ecommerce
- Marketing Automation
- Membership System
- Learning Management System for Online Courses
- Events Registration
- Affiliate Management
- Email Broadcasting
- Customer Relationship Management (CRM)

In addition, the Full Partner Total Web System magnifies the power of each of its services by building them on a single all-in-one database. All Contacts, Customers,

Leads, Event Registrants, Students, Affiliates, Subscribers, and Members are stored in one place, so they can be shared across each service without having to import and export data between disconnected systems. When all the pieces come together to form a whole system, it can power something much greater, and the power of the system expands exponentially.

In the past, Full Partner customers paid hundreds of dollars a month in monthly subscription fees to use the Total Web System. Two years ago, in 2016, the owners of Full Partner decided to take the company in a new, aggressive market direction. We set out on a development process that would radically lower our costs so that we could lower our prices to the customer.

A simplified user interface was developed so customers require less support to use the system, including a new do-it-yourself, drag and drop version of our website builder that anyone can use to create great websites. We developed online tutorials that are offered through our LMS service to train customers in the advanced features of the system and help them be self-sufficient. We designed a new server farm system using the Amazon AWS platform to lower our server costs by 80% (3). This is all available in our new Version 7 of the Total Web System, which is now in production and available for purchase at FullPartner.com.

Version 7 of the Total Web System allows us to remove price as an obstacle for customers so they can give our Total Web System a try and see how powerful it is for their business. In our experience, lower pricing attracts many new customers, and once they try it, customers tend to stay customers, offering the potential for rapid, even viral growth for the company.

Full Partner now has the foundation to be able to offer a:

1. FREE limited version of the system, with a website, CRM, Email Broadcasting, Blogs, and Surveys.
2. $9 per month version with your own website domain and no ads.
3. $29 per month version adding ecommerce and event registration.
4. $89 per month premium version with all services included.

There will also be pricing similar to those charged by email broadcast services for larger contact list sizes. In our industry, this "freemium" model of offering free versions of the product can attract a large number of customers, with many successful companies in the industry seeing a substantial percentage of free customers upgrading to paid levels[EH1] . The free version can serve as a powerful lead generator with less marketing expense required. (1)

The $89 per month premium version is currently in production and available for purchase. The Free, $9 per month, and $29 per month versions will be made available to customers once the server infrastructure, customer support enhancements, and training systems required to support cost-effective self-service fulfillment by customers have been funded by this fundraise and implemented.

Supply Chain

Full Partner provides a Software As A Service (SAAS) offering, meaning that all its software is installed on and run from its own dedicated server farm. Customers access the software services as web pages delivered through a standard web browser over the internet. No software is downloaded or installed on customer's computers. Full Partner's server farm is the only third party element of its supply chain. This server farm is provided as a leased arrangement currently from Hosting.com. (2) Full Partner will be moving its server hosting over to the Amazon AWS platform, which provides greater reliability and improved services at a substantially lower price. (3)

Customer Base

Since its founding in 2001, Full Partner has served as a "boutique" vendor, serving the needs of a select group of customers, offering custom programmed solutions developed for their individual needs, partly funded by the customer and partly by Full Partner. This funding model allowed Full Partner to use a unique business model that provided these customers immediate access to the features and functions they desired in a web-based system for their business, but did not give the customers any ownership of the intellectual property of this software. Instead, Full Partner retained all intellectual property rights and was able to integrate all the developed functionality into its evolving all-in-one, integrated system accessible by all its customers. Full Partner's customers have come from a wide variety of industries, leading to a broad set of features and functions in the Total Web System, though the personalized, hands-on approach to serving these customers has limited them to a few hundred over the life of the company.

We believe Full Partner's new Version 7 of its Total Web System now has the potential to attract a much larger customer base across almost every small business industry due to its lower price and improved ease of use for customers of its core services.

Market Size

Full Partner serves the Internet Hosting Services industry, which is predicted to reach $18.6 billion dollars worldwide in 2018 and $22 billion dollars worldwide in 2020. (4) Here in the United States, growth is driven by these facts:

- There are currently 30.2 million small businesses in the U.S. (5)
- 71% of small businesses have a website. (6)
- 92% of small businesses without a website say they will have one by the end of 2018. (6)
- 89% of small businesses use their own staff and/or DIY (do it yourself) website creation tools to manage their websites. (6)

By these numbers, we can project that 6.3 million new business websites may need to be built just in the next few months. As almost 9 out of 10 of them will be built by small business's own staff members, not outside experts, we believe the demand for simple, DIY website builders is clear.

But because we believe the real needs of small businesses extend beyond simple websites to include database management, ecommerce, email communications, etc., we also believe that there is a great demand for inclusive, all-in-one services. The Full Partner Total Web System fills this market gap and brings this opportunity.

Competition

In our opinion, Full Partner's competitors fall into three main types:

High end solutions, such as automated marketing, salesforce automation and learning management systems. These products tend to be expensive, charging hundreds of dollars per month per user, and none offer complete all-in-one solutions. These products appeal to more sophisticated businesses who need their specialized features, and have successfully developed large revenues, such as InfusionSoft.com with $133 million in annual revenue. (7)

Low end solutions, such as website builders and email broadcasting. (Wix.com, Weebly.com and MailChimp.com) These are often high quality products, but with limited features. Customers must contract with additional vendors to get the functionality they need. Examples are Wix.com with $495 million in annual revenue (8) and MailChimp.com with $72 million in annual revenue. (9)

Custom solutions specifically for the needs of individual customers (such as WordPress based solutions). In our experience, we see that these usually involve high costs, long development times, and require constant ongoing investments in development staff and servers. There may also be security issues from using open source code. (10)

Full Partner's Total Web System offers services in each of these types: high end solutions, low end solutions, and as a platform for the development of custom solutions by web system integrators and marketing consultants. It also offers the distinct competitive advantage of providing these solutions on a single, unified database that is shared among all its system solutions, so that a customer can begin using parts of the Total Web System, then take advantage of additional parts without having to leave the platform or transfer data from one platform to another. Full Partner can be a full life-cycle partner in the customer's online needs while participating in the explosive growth these entry level products are experiencing.

Marketing and Sales Strategy

Full Partner's primary initial marketing strategy will be to facilitate viral growth of its customer base through its newly enhanced "freemium" and low-cost offers, tapping into the substantial current market demand for good low-end website and email tools. These customers will then be consistently upsold to Full Partner's higher end features by a dedicated internal sales staff. We anticipate that 10% of customers using the free version of the system will upgrade to the lower $9 to $29 monthly fee versions, while about 2% of customers using the free version of the system will upgrade to the higher $89 monthly fee version.

A secondary marketing strategy will be to work with influencers in the small business market: consultants, trainers, marketing experts, and web developers. This outreach will be educational in nature, designed to increase the amount of times Full Partner is mentioned and recommended by the influencers to their respective networks, getting the market excited about this "new" toolset.

Operations

Full Partner has 17 years of experience in offering its reliable software as a service (SAAS) program. This cloud-based service has hosted hundreds of clients, some of whom handle millions of dollars in business through the Full Partner system each month and have been clients for many years. Full Partner's services are all PCI-compliant, meeting the most stringent security requirements for protection of its customers' data. Full Partner uses its own technology for all aspects of its business: ecommerce for billing, invoicing, and customer transaction management; CRM for sales and customer support; affiliate management for compensating its referring affiliates; email broadcasting; website management, etc. Full Partner's services are all cloud-based, so it does not maintain any physical inventory.

Management

CEO and co-founder Scott Hickey brings 20 years of experience in Internet systems and services to Full Partner. Scott has also been a lead developer of the technology itself, bringing new features and offers to the market in direct response to clients' needs. Director of Customer Services Alesia Lloyd has overseen the implementation of hundreds of websites and managed customer support and training for the past 15 years. Full Partner will be hiring a Director of Marketing to design and oversee the implementation of Full Partner's launch into the marketplace, and a Director of Operations to manage the onboarding and support of potentially thousands of new customers.

Future Development and Exit Strategy

After funding, the initial focus will be the launch of the new high-volume, "freemium" version of the Full Partner system. After this, Full Partner will be focusing on development of Application Programming Interface (API) that will allow third party companies to develop tools that seamlessly integrate with and extend Full Partner's capabilities. There will be improvements to the Sales Automation facilities to compete more successfully with high-end services like Salesforce.com. Full Partner also intends to develop a data sharing system with Square.com's ecommerce services. This will allow customers to use Square's tablet-based retail registers to do onsite sales, then automatically transfer customer information into Full Partner's ecommerce system for more advanced reporting and management. Full Partner expects to begin profit sharing within 24 months. Full Partner's owners are also open to a potential acquisition by another online services company or investment group.

Liabilities and Litigation

The Company currently has three short term loans totaling $30,676. $8,326 of this is due July 2018. $22,350 is due July 2019. All three of these short term loans are currently at 0.00% (zero percent) interest. The Company has a two long term loans totaling $127,013.08 that are both due in July 2022 at 4% interest. The Company has promissory notes for $107,281.76 and $187,546.00 for buy-backs of units from former Members of the Company. These are financed over five years at an interest rate of 0.00% (zero percent).

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

References

1. https://www.forbes.com/sites/sujanpatel/2015/04/29/7-examples-of-freemium-products-done-right/#4f2d27a6f156
2. https://www.hosting.com
3. https://aws.amazon.com/pricing/?nc2=h_ql_pr&awsm=ql-3
4. https://www.statista.com/statistics/500554/worldwide-shared-hosting-market-size/
5. https://www.sba.gov/sites/default/files/advocacy/2018-Small-Business-Profiles-All.pdf
6. https://smallbusiness.com/digital-marketing/how-many-small-businesses-have-websites/
7. http://www.hoovers.com/company-information/cs/company-profile.infusion_software_inc.96e37b43846e6a95.html;
8. https://www.marketwatch.com/investing/stock/wix/financials;
9. http://www.hoovers.com/company-information/cs/company-profile.the_rocket_science_group_llc.bb8a2c8fdcba6f0f.html;
10. https://www.csoonline.com/article/3157377/application-development/open-source-software-security-challenges-persist.html

The team

Officers and directors

Scott Hickey	CEO, Co-Founder and Managing Member
Shannon Hickey	Managing Member

Scott Hickey
Prior to co-founding Full Partner, Scott spent years in the mainframe database industry, creating database access tools for Fortune 500 companies like Liberty Mutual, McDonald's, and Apple Computer. As CEO of Full Partner, Scott has evolved

the company to adapt to the growth of the Internet and Software as a Service (SAAS) market, through consultation with hundreds of customers. Scott is responsible for the overall management of the company and has also been personally involved in much of the programming and system development. Scott is employed full time by Full Partner and this is his primary role. Scott has worked at Full Partner since its founding in July 2001. Scott is also CEO of Sitaram, Inc., a wholly-owned S-Corp whose sole purpose is to serve as a holder of a minority of Full Partner's membership units. Scott works approximately 1 hour per month with Sitaram, Inc.

Shannon Hickey
Shannon Hickey has been with Full Partner since its inception in 2001. She also started working as a project manager in 2005, creating and developing the systems for delivery that are still core to the Full Partner customer service experience today. Shannon was promoted to General Manager in 2009 and received her Master's Certificate in Internet Marketing. She then lead the development of a successful re-branding of Full Partner to expand software services to marketing programs for customers. She continued in these roles until December of 2016 when she transitioned to her current role on the Board of Managers. Shannon also manages bookkeeping and payroll for Full Partner. Shannon works approximately 12 hours per week with Full Partner. Shannon is CEO of Lakshmi Ma, Inc., a wholly-owned S-Corp whose sole purpose is to serve as a holder of a minority of Full Partner's membership units. Renee works approximately 1 hour a month with Lakshmi Ma, Inc. Shannon maintains a private psychotherapy practice, working there since June 2018. Shannon works approximately 32 hours a week with this practice.

Number of Employees: 4

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **These are the principal risks that relate to the Company and its business:** The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.
- **We anticipate needing access to credit in order to support our working capital requirements as we grow.** Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify

our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **There are several potential competitors who are better positioned than we are to hold the majority of the market.** Each of the major functional areas of our system has large and established competitors who own the majority of market share in those functional niches in the industry. Our current primary marketing advantage is the deep integration of these various functional areas in our software system. If one or more of our established competitors should choose to, they could replicate this level of deep integration, although it would certainly require a substantial investment of time and funds to do so. If this were done and these competitors were able to match our pricing, then it is possible that our product could be forced out of the market by these competitors.

- **Our current or future products could have a latent design flaw or manufacturing defect that is not covered by our Agreements with the customers.** It is traditional in the Software As A Service (SAAS) industry to have agreements with each customer that specifies they use the online cloud-based services at their own risk, meaning that the vendors make no guarantees as to the effect of the services on the customer's business, nor do the vendors agree to take responsibility for any damages or changes that occur in the customer's business as a result of using the services. Full Partner has Agreements of this type with every customer and will continue to do so. These Agreements have also never been challenged legally in Full Partner. However, it is possible that a customer in the future could choose to challenge the Agreement's provisions and attempt to hold Full Partner responsible for damages to their business that they claim are the result of their use of the Full Partner system. While it is doubtful that the customer would succeed in this challenge, due to established precedent in this industry that generally precludes this, it is still possible. In either case, there may be legal costs involved that could impact our profitability.

- **Our new products could fail to achieve the sales traction we expect.** Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We may face technological challenges.** While the core technology of our system has been in development for many years (it is now on release 7.0) and is proven technically, new improvements are always being made that could prove to be a technical challenge to create and provide to our customers. This could result in delays in the delivery of functionality and a reduction in potential sales growth. With the offer of free and low cost versions of our services, it is possible that a very large demand for the services could be experienced. We have designed and will be implementing sophisticated server farm technologies to be able to scale the system and handle this potential large growth, but this may not happen smoothly or in the time frame we would like for maximum revenue growth. Issues with deliverability and reliability could arise from this fast growth that negatively impact our reputation and standing in the industry. These delays and challenges could adversely impact the value of your investment.
- **We could fail to achieve the growth rate we expect even with additional investments.** We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.
- **We rely on third parties to provide services essential to the success of our business.** We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, and reselling. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.
- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Your investment could be non-liquid for a long time.** You should be prepared to hold this investment for several years or longer. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan includes an option to be acquired by another company in our industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors for several years, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the unit holders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the cost of capital, and the perceived synergies between our Company and the acquirer.
- **Any valuation at this stage is pure speculation and projection.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security.
- **Our Amended Operating Agreement could face an objection.** In August 2018, the Company adopted an Amended Operating Agreement that adds a new class of LLC units appropriate for this fund raise. This change requires the approval of all existing Members of the Company, which is normally provided by signatures attached to the Amended Operating Agreement. In accordance with the notification provisions in our original Operating Agreement, we sent a formal written request for signature approval to all 24 of our Members, asking them to respond within 10 days. We also stated that if we did not get a response from them we would assume their approval and lack of objection to the changes in the Amended Operating Agreement. That deadline has passed and we have to date received signatures from Members holding collectively 93.653% of the units of the Company. We have not received signatures from the Members holding the remaining units and do not expect to, as these Members have failed to respond to similar requests in the past, either to approve or object. So we are assuming their approval through their lack of response. It is possible that, even though the changes in the Amended Operating Agreement are designed to benefit them and the value of their units, one or more of these Members could object to the Amended Operating Agreement in the future, requiring that the Amendment be rewritten.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Scott Hickey, 36.402% ownership, Class A Common Units
- Lakshmi Maa, Inc., 22.005% ownership, Class A Common Units
- Sitaram, Inc., 22.005% ownership, Class A Common Units

Classes of securities

- Class A Common Units: 2,148,737

Voting Rights

Voting Units - One Vote for each Class A Common Unit held. The holders of Class A Common Units are entitled to vote on all matters submitted to a vote of the members.

Distribution Rights

Holders of Class A Common Units are entitled to receive distributions of Distributable Cash, if any, as may be authorized from time to time by the Managers. Any such distributions would be paid to holders of outstanding Class A Common Units based on their respective Percentage Interest. The Company currently does not anticipate making any distributions for at least two years after this offering.

Rights to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, holders of Class A Common Units will be entitled to share ratably (in accordance with their respective Percentage Interest) with the holders of any then outstanding Common Units, in the net assets legally available for distribution to Members after the payment of all the Company's debts and other liabilities.

Rights and Preferences

The Class A Common Units have certain rights, preferences and privileges that are superior to the rights of the holders of Class B Common Units. See Limited Liability Company Agreement.

K-1s

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

Transfers

Written consent of the Managers is required for any Member or Assignee to attempt to sell, transfer, assign, or in any way alienate all or any portion of his Economic Interest by charging order against the Member or Assignee, or otherwise a Person not then a Member.

With the written consent of the Managers, a Member may transfer his Membership Interest by will, by laws of descent and distribution, and inter vivos, in each case to the Member's spouses or descendants at law (whether naturally-born or adopted) or to a revocable trust or trusts which include the Member's spouses or descendants at law (whether naturally-born or adopted) as beneficiaries. Furthermore, a Member that is an entity may transfer its Membership Interests to persons who are equity owners of such Member provided that such distribution is upon dissolution of such Member and provided further that such transfer does not result in a dissolution of the Company for federal income tax purposes or a violation of federal or applicable state securities laws.

If a Member or Assignee (the "Selling Owner") wishes to dispose of his, her, or its Membership Interest or Economic Interest or any portion thereof (the "Offered Units") through a voluntary sale or other disposition, including but not limited to a sale to another Member, the Member must obtain the consent of the Managers and then: 1) The Selling Owner shall first notify the Company, and the Company shall in turn notify the other of the identities of the Selling Owner and the proposed purchaser or purchasers, the number of Offered Units, and the proposed price and other terms of sale. 2) The Company shall have a right of first refusal (but not the obligation) to purchase the Offered Units or any portion thereof at the price and on the terms offered by the proposed purchaser. 3) If the Company does not exercise its right to purchase with respect to all of the Offered Units, the other Members (and, in the discretion of the Managers, the other Economic Interest holders who are not Members) shall have the right (but not the obligation) to purchase any of the Offered Units not purchased by the Company at the same prices and terms as were available to the Company. 4) If the Company and the other Members and Assignees do not purchase all of the Offered Units, they will not be entitled to purchase any of the Offered Units without the agreement of the Selling Owner.

If the number of Offered Units exceeds 65% of the total number of Units outstanding and if the Company or the remaining Members and Assignees do not purchase all of the Offered Units, the purchaser may require the remaining Members and Assignees to sell all of the Membership Interest and Economic Interest that each owns to the purchaser at the same price and on the same terms and conditions set forth in the Selling Owner's notice of intended.

On the other hand, If the number of Offered Units exceeds 50% of the total number of Units outstanding and if the Company or the remaining Members and Assignees do not purchase all of the Offered, and if all of the other and remaining Members and Assignees also desire to sell their Membership Interests to the third party purchaser, then the Selling Owner shall require said purchaser, as a condition to the purchase of the Offered Units, to purchase all of the

Membership Interests owned by the other and remaining Members and Assignees at the same price and on the same terms and conditions set forth in the Selling Owner's notice of intended sale.

The Company and the other Members shall cooperate with reasonable requests for due diligence investigations by prospective purchasers.

Additional Conditions to Recognition of Transferee

If a Selling Owner transfers an Economic Interest to a Person who is not already a Member, the Managers may require the Selling Owner and the proposed Assignee to execute, acknowledge, and deliver to the Managers such instruments of transfer, assignment, and assumption, and such other certificates, representations, and documents, and to perform all such other acts which the Managers may deem necessary or desirable.

The Selling Owner hereby indemnifies the Company and the remaining Members against any and all loss, damage, or expense (including tax liabilities or loss of tax benefits) arising directly or indirectly as a result of any transfer. No transfer is valid if it would result in the Company being treated as a "publicly traded partnership" taxable as a corporation for federal income tax purposes.

Gifts of Ownership Interests

A Gifting Owner may gift all or any portion of its Economic Interest provided, however, that the successor-in-interest is either the Gifting Owner's spouse, former spouse, lineal descendant (including adopted children and step-children) or to an entity in which day-to-day voting control is directly or indirectly held by the Gifting Owner. A "transfer" will be deemed to have occurred if the day-to-day voting control over the Economic Interest becomes vested in some Person other than the Gifting Owner without the prior written consent of the Managers.

Member Designation

A Member may designate, in writing, a beneficiary to receive such Member's interest in the Company upon such Member's death. Any beneficiary so designated shall be subject to all the terms of this Agreement and shall receive the Member's interest in the Company subject to any purchase option, any buy-sell agreement, or any other agreement potentially affecting such interest. Such beneficiary shall be admitted as a Member automatically upon the beneficiary accepting this Agreement in writing, without any further action of the Manager.

- Class B Common Units: 0

Voting Rights

Non-Voting Units. The holders of Class B Common Units have no right to vote on any matter except as required by applicable law.

Distribution Rights

Holders of Class B Common Units are entitled to receive distributions of Distributable Cash, if any, as may be authorized from time to time by the Managers. Any such distributions would be paid to holders of outstanding Class B Common Units based on their respective Percentage Interest. The Company currently does not anticipate making any distributions for at least two years after this offering.

Rights to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, holders of Class B Common Units will be entitled to share ratably (in accordance with their respective Percentage Interest) with the holders of any then outstanding Common Units, in the net assets legally available for distribution to Members after the payment of all the Company's debts and other liabilities.

Rights and Preferences

The Series B Common Units are subject to certain superior rights, preferences and privileges attributable to of Series A Common Units. See Limited Liability Company Agreement

K-1s

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

Transfers

Written consent of the Managers is required for any Member or Assignee to attempt to sell, transfer, assign, or in any way alienate all or any portion of his Economic Interest by charging order against the Member or Assignee, or otherwise a Person not then a Member.

With the written consent of the Managers, a Member may transfer his Membership Interest by will, by laws of descent and distribution, and inter vivos, in each case to the Member's spouses or descendants at law (whether naturally-born or adopted) or to a revocable trust or trusts which include the Member's spouses or descendants at law (whether naturally-born or adopted) as beneficiaries. Furthermore, a Member that is an entity may transfer its Membership Interests to persons who are equity owners of such Member provided that such distribution is upon dissolution of such Member and provided further that such transfer does not result in a dissolution of the Company for federal income tax purposes or a violation of federal or applicable state securities laws.

If a Member or Assignee (the "Selling Owner") wishes to dispose of his, her, or its Membership Interest or Economic Interest or any portion thereof (the

"Offered Units") through a voluntary sale or other disposition, including but not limited to a sale to another Member, the Member must obtain the consent of the Managers and then: 1) The Selling Owner shall first notify the Company, and the Company shall in turn notify the other of the identities of the Selling Owner and the proposed purchaser or purchasers, the number of Offered Units, and the proposed price and other terms of sale. 2) The Company shall have a right of first refusal (but not the obligation) to purchase the Offered Units or any portion thereof at the price and on the terms offered by the proposed purchaser. 3) If the Company does not exercise its right to purchase with respect to all of the Offered Units, the other Members (and, in the discretion of the Managers, the other Economic Interest holders who are not Members) shall have the right (but not the obligation) to purchase any of the Offered Units not purchased by the Company at the same prices and terms as were available to the Company. 4) If the Company and the other Members and Assignees do not purchase all of the Offered Units, they will not be entitled to purchase any of the Offered Units without the agreement of the Selling Owner.

If the number of Offered Units exceeds 65% of the total number of Units outstanding and if the Company or the remaining Members and Assignees do not purchase all of the Offered Units, the purchaser may require the remaining Members and Assignees to sell all of the Membership Interest and Economic Interest that each owns to the purchaser at the same price and on the same terms and conditions set forth in the Selling Owner's notice of intended.

On the other hand, If the number of Offered Units exceeds 50% of the total number of Units outstanding and if the Company or the remaining Members and Assignees do not purchase all of the Offered, and if all of the other and remaining Members and Assignees also desire to sell their Membership Interests to the third party purchaser, then the Selling Owner shall require said purchaser, as a condition to the purchase of the Offered Units, to purchase all of the Membership Interests owned by the other and remaining Members and Assignees at the same price and on the same terms and conditions set forth in the Selling Owner's notice of intended sale.

The Company and the other Members shall cooperate with reasonable requests for due diligence investigations by prospective purchasers.

Additional Conditions to Recognition of Transferee

If a Selling Owner transfers an Economic Interest to a Person who is not already a Member, the Managers may require the Selling Owner and the proposed Assignee to execute, acknowledge, and deliver to the Managers such instruments of transfer, assignment, and assumption, and such other certificates, representations, and documents, and to perform all such other acts which the Managers may deem necessary or desirable.

The Selling Owner hereby indemnifies the Company and the remaining Members against any and all loss, damage, or expense (including tax liabilities or loss of tax benefits) arising directly or indirectly as a result of any transfer. No transfer is valid if it would result in the Company being treated as a "publicly traded partnership" taxable as a corporation for federal income tax purposes.

Gifts of Ownership Interests

A Gifting Owner may gift all or any portion of its Economic Interest provided, however, that the successor-in-interest is either the Gifting Owner's spouse, former spouse, lineal descendant (including adopted children and step-children) or to an entity in which day-to-day voting control is directly or indirectly held by the Gifting Owner. A "transfer" will be deemed to have occurred if the day-to-day voting control over the Economic Interest becomes vested in some Person other than the Gifting Owner without the prior written consent of the Managers.

Member Designation

A Member may designate, in writing, a beneficiary to receive such Member's interest in the Company upon such Member's death. Any beneficiary so designated shall be subject to all the terms of this Agreement and shall receive the Member's interest in the Company subject to any purchase option, any buy-sell agreement, or any other agreement potentially affecting such interest. Such beneficiary shall be admitted as a Member automatically upon the beneficiary accepting this Agreement in writing, without any further action of the Manager.

What it means to be a Minority Holder

The Class B Common Units in this Offering, when taken together, will represent less than 2% of all outstanding Common Units. Therefore, the Class B Members, both individually and as a group, will represent a minority interest in the Company. In addition, the Class B Common Units have no voting rights.

Minority Interest and Lack of Marketability

It may be difficult to sell Class B Common Units in the future because they represent a minority position in a private company. Therefore, the value of the Class B Common Units may be less than the corresponding Percentage Interest in the Company as a whole.

Lack of Voting Rights

The Class B Common Units have no voting rights and, therefore, will have no ability to influence the selection of Managers or the direction of the Company's business. A majority of the Class A Common Units, which are the only Units with voting rights, are held by a limited number of investors who essentially control the Company through their ownership of a majority of the outstanding Class A Common Units. Accordingly, the holders of a majority of the outstanding Class A Common Units possess significant influence over the Company on matters submitted to the Members for approval, including the election of directors, mergers, consolidations, the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. This amount of control gives them substantial ability to determine the future of the Company and, as such, they may elect to close the business, change the business plan or make any number of other major business decisions without the approval of the Class B Members. The interest of the holders of Class A Common Units may differ from the interests of the holders of Class B Common Units and could therefore result in company decisions that are adverse to the Class B Members.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a unit offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising unit options, or by conversion of certain instruments (e.g., convertible notes, preferred units or warrants) into units.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The company receives the majority of its revenue (about 75%) from recurring sales from customer subscriptions to our Total Web System. The balance has come from custom development work and website management services for customers. These are non-recurring and can change from month to month as customer needs require.

In the year ending December 31, 2016, recurring revenue was $200,768 (75%) while custom development and website management services was $91,984 (25%). In the year ending December 31, 2017, recurring revenue was $186,375 (77%) while custom development and website management services was $56,474 (23%).

Overall revenue dropped from $292,752 in 2016 to $242,849 in 2017. This overall drop in revenue was due to a decision in 2016 to focus all available cash and resources to the development of our new Version 7 of the Total Web System. This drew resources away from marketing and sales. We maintained our existing customer base with minimal (though normal) ongoing loss of customers and did not replace them immediately. The original intention was to complete Version 7 in mid-2017, but the work took until June of 2018 to complete. Resources can now be made available again for marketing, sales, and expansion of revenue.

The launch of the free and low cost options in Version 7 of the Total Web System should generate leads rapidly with a relatively low budget required for marketing and promotion.

Financial Milestones

Full Partner has been in business for 17 years, consistently developing products and services and retaining a core group of customers, some of whom have been with Full Partner for 10 years or longer. Product development has been funded by a unique business model that allows customers to request specific improvements and new features to the Full Partner Total Web System. These improvements and features were then built immediately, funded primarily by the customer, without the customer having to wait for months or years for their requests to be implemented as part of the companies long term development plan. Full Partner would then invest enough to generalize the improvements and features and make them available to all its customers as a standard part of its product offering. This has allowed Full Partner to develop a very comprehensive and customer-centric set of features without requiring substantial investments of Full Partner's capital or taking on large amounts of debt.

Most of the development of the new Version 7 of the Total Web System was funded in this way, allowing it to be completed without outside investment other than short term loans totaling $30,676.95. This meant that few funds were available for marketing, however, so revenue has been relatively flat for the past 2 years. As the core development of Version 7 is now complete, funds from normal cash flow that were marked for development can now be used for marketing to increase sales and revenue.

In terms of potential revenue, one of the most important aspects of Version 7 of the Total Web System is the increased ease of use in its website builder and other facilities in the system. With previous versions of the system, it was necessary to charge a substantial setup fee to each customer to do the initial build of their website as it was too difficult for them to do this themselves. Version 7 is much more "self service", allowing customers to avoid set up fees and other expenses needed to begin using the system. This lowered cost is designed to translate into increased sales and referrals, shifting Full Partner's business model from a low-volume, high-price model to a high-volume, low price model.

Liquidity and Capital Resources

Full Partner has been profitable in almost every year since its founding in 2001 and has been very close to profitable the past two years, with a loss of just $405 in 2016 and $9,854 in 2017. Funding is not required for the continued viability of the Company.

The minimum raise will have no material impact on the viability of the company. We have been able to fund the development of our new Version 7 of the Full Partner Total Web System out of internal cash flow, as well as through two short term loans totaling $30,676. As this development is essentially complete, available cash and effort can be redirected towards increasing sales of our existing products, returning the company to profitability in 2018.

The minimum raise would not effect the viability of the Company. It would be used to accelerate sales of our $89 per month premium version that is currently available for sale. Cash flow from these increased sales would then be used to fund the launch of the free and low cost versions of the product. This process could take up to 12 months to accomplish done in this way.

The maximum raise would be used to develop improved server infrastructure and hire additional staff. These are additional ongoing costs which would be covered for approximately 8 months by the funding. After that, increased revenue from the launch of the free and low cost would be used to cover these additional ongoing costs. If sufficient sales are not realized quickly enough, then additional funding may be required to maintain a high growth path for the company, or the Company could choose to reduce the additional staff to return to viability appropriate for the level of revenue found at that time.

The Company has had ongoing investments from some Members since inception and additional investments in the business in the from of equity or debt may be available if required.

Indebtedness

The Company currently has three short term loans totaling $30,676. $8,326 of this is due July 2018. $22,350 is due July 2019. All three of these short term loans are currently at 0.00% (zero percent) interest as the loan arrangements involved collecting all interest for the loans prior to now, so all remaining payments are applying to the principals of the loans. The Company has a long term loan from Lux Orbis for $95,663.08, as well as a long term loan from Kabbage.com for $31,350. These are both due in July 2022 at 4% interest. The proceeds from these funds have been used to fund operations of the company while product development of its newly released Version 7 of its Total Web System. The Company has promissory notes to Atmavedi, Inc. for $107,281.76 and to Ted Nevels for $187,546.00. These were for the buy-back of stock from these previous members/unit owners of the Company. These are financed over five years at an interest rate of 0.00% (zero percent).

Recent offerings of securities

None

Valuation

$5,113,994.06

The pre-money valuation of Company upon which the offering price of the Class B Common Units is based was not determined by an independent third-party assessment of value or on a professional appraisal, but was determined by the Company's Managers. In assessing value, the Company's Managers considered several value metrics, including a) the cost to duplicate the software intellectual property asset, b) the development stage of the company, and c) valuations of comparable companies in the same industry as the Company. Cost to Duplicate: The software of the Company has been developed over 17 years, with the cost of this accounting for approximately 50% of the expenses of the Company during that time (the balance of overhead being for hosting expenses and administrative overhead.) With sales of approximately $7 million during that period, the cost of development translates to approximately $3.5 million. In today's dollars, the Company's Managers believe that it would require $4 million to duplicate the software asset owned by the Company, not to mention multiple years of effort. Development Stage: The Company is an established, profitable company with a proven track record of sales. The new version of the Company's software has been completed and is already generating new revenue. It is also ready to be the foundation of a free/low cost version that could generate substantial new revenue growth, with a clear path to greater profitability because extensive new development is not required to support this growth, placing the Company in a "late" stage of development that often translates to valuations of $5 million or more in other companies. Valuations of Comparable Companies: The Company's software and services provide functionality that is comparable to that provided by multiple other vendors, each of whom offer only a subset of the Company's software and services functionality. Even though these other vendors actually offer less than the Company's functionality, many of them have used the fee/low cost introductory version model to quickly grow a large customer base and receive very high valuations. The Company is just beginning this offer of a free/low cost version, but we feel it is well positioned to potentially also receive substantially higher valuations over the next few years, and are assessing the current value based on this potential. Based on the assessment of the above factors, the Managers determined that the pre-money value of Full Partner, LLC, for the purposes of the initial offering of Class B Common Units is $5,113,994.06.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,998.38	$106,997.66
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$599.90	$6,419.86
Net Proceeds	$9,398,48	$100,577.80
Use of Net Proceeds:		
Servers & Customer Support Systems	$1,000.00	$60,000.00
Marketing	$6,400	$10,580.00
Working Capital	$1,998.48	$29,997.80
Total Use of Net Proceeds	$9,398.48	$100,577.80

We are seeking to raise $106,997.66 in this offering, with a minimum target raise of $9,998.38. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% of all funds raised. We will pay Start Engine $599.90 if we only raise the minimum target amount and $6,419.86 if we raise the maximum offering amount.

The goal of the fundraise is to launch the free and low cost versions of the new Version 7 of the Full Partner Total Web System now developed. If the minimum target is met, the funds will be used primarily for marketing to accelerate sales of the $89 per month premium version that is currently in production. Profits from these sales will be used to fund the new server infrastructure and customer support systems required by the free and low cost versions of the product. As this can only be done as profits are earned, it is expected that the launch will require 12 months to accomplish.

If the maximum target is met, the funds will be used primarily for the development of server infrastructure and customer support systems, with the goal to launch the free and low cost versions within 6 months. A modest marketing budget will be used to feed information about the new versions to social media and industry trade groups such as web developers and marketing consultants. We expect that the aggressive pricing will be sufficient to create potentially viral growth as many customers try out the product and recommend it to others via word of mouth. The working capital budget will be used for offices for new staff as well as legal and accounting expenses.

In either case, the funds will not be used to pay off debt.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and managing members based on the business needs of the Company.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.FullPartner.com in the Investor section labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Full Partner, LLC

[See attached]

I, Scott F. Hickey, the Chief Executive Officer of Full Partner, LLC hereby certify that the financial statements of Full Partner, LLC and notes thereto for the periods ending December 31, 2016 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $245,279; taxable income of -$20,015 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 24[h] of August, 2018.

 (Signature)

CEO_____ (Title)

8/24/2018_____(Date)

FULL PARTNER LLC

**FINANCIAL STATEMENTS
(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016**

FULL PARTNER LLC
Index to Financial Statements
(unaudited)

FULL PARTNER LLC
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	Total	
	As of Dec 31, 2017	As of Dec 31, 2016 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Bank of the West	0.00	0.00
Checking (deleted)	67.30	
First National Bank	0.00	0.00
PayPal	1,195.92	-381.78
Wells Fargo	26,765.90	2,969.45
_void	0.00	0.00
Total Bank Accounts	$28,029.12	$2,587.67
Accounts Receivable		
Accounts Receivable	13,554.46	11,661.90
Cash Advances to Owners	0.00	0.00
Total Accounts Receivable	$13,554.46	$11,661.90
Other Current Assets		
Allowance for Bad Debts	0.00	0.00
Barter Credits	0.00	0.00
Complete Payroll Payment	0.00	0.00
Employee Cash Advances	3,295.71	0.00
Loan to Partners	295,936.48	295,936.48
Short-Term Loans	1,365.88	909.36
Undeposited Funds	-391.00	97.00
Total Other Current Assets	$300,207.07	$296,942.84
Total Current Assets	$341,790.65	$311,192.41
Fixed Assets		
Accumulated Depreciation	0.00	-46,323.00
Computers & Office Machines	0.09	23,726.99
Software	0.00	22,596.10
Total Fixed Assets	$0.09	$0.09
Other Assets		
ECMS Technology	0.00	0.00
Scott Hickey Promissory Note	239,327.52	
Synduit Distributions Receivable	0.00	0.00

Synduit LLC Investment	30,640.90	30,640.90
Synduit LLC Distributions	-130,621.90	-130,621.90
Synduit LLC Income	99,981.00	99,981.00
Total Synduit LLC Investment	**$0.00**	**$0.00**
Total Other Assets	**$239,327.52**	**$0.00**
TOTAL ASSETS	**$581,118.26**	**$311,192.50**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	4,134.89	3,865.49
Total Accounts Payable	**$4,134.89**	**$3,865.49**
Other Current Liabilities		
Accrued Payroll	0.00	0.00
Child Support Payable	0.00	0.00
Deferred Payroll	0.00	0.00
Distributions to Partners Payable	0.00	0.00
Estimated Payroll Taxes	0.00	0.00
Estimated Payroll Withholding	0.00	0.00
FIT Payable	0.00	0.00
Interest Due to Member Promissory Note Holders	0.00	0.00
Kabbage Promissory Note	31,350.00	
Loans - Short Term	30,676.95	11,590.00
Medicare Payable	0.00	0.00
Sales tax payable	0.00	-0.19
SIT Payable	0.00	0.00
Soc Sec Payable	0.00	0.00
Unreimbursed expenses	292.44	292.44
Total Other Current Liabilities	**$62,319.39**	**$11,882.25**
Total Current Liabilities	**$66,454.28**	**$15,747.74**
Long-Term Liabilities		
Accrued Interest on Member Notes Payable	14,823.53	14,823.53
Convertable Promissory Notes	0.00	0.00
Promissory Note Lux Orbis	95,663.08	95,663.08
Promissory Note to Atmavedi, Inc	107,281.76	
Promissory Note To Ted Nevels	187,546.00	
Total Long-Term Liabilities	**$405,314.37**	**$110,486.61**
Total Liabilities	**$471,768.65**	**$126,234.35**
Equity		
Barry Bomzer	0.00	0.00
Lux Orbis, Co.	50,000.00	50,000.00

Opening Bal Equity	0.00	0.00
Partner Atmavedi Equity	-47,039.07	62,791.81
Partner Atmavedi Distributions	0.00	0.00
Total Partner Atmavedi Equity	**-$47,039.07**	**$62,791.81**
Partner Bredice Equity	124.68	124.68
Partner D. Hickey Trust Equity	691.45	691.45
Partner Hays Equity	345.57	345.57
Partner Hickey Equity	239,327.52	0.00
Partner Hickey Draws	0.00	0.00
Total Partner Hickey Equity	**$239,327.52**	**$0.00**
Partner Holland Equity	118.47	118.47
Partner Lakshmi Ma	14,672.33	14,712.33
Partner Lakshmi Ma Distributions	0.00	0.00
Total Partner Lakshmi Ma	**$14,672.33**	**$14,712.33**
Partner Lazzareschi Equity	124.68	124.68
Partner Mabee Equity	1,230.76	1,230.76
Partner Mabee Distributions	0.00	0.00
Total Partner Mabee Equity	**$1,230.76**	**$1,230.76**
Partner Masover Equity		
Partner Masover Investments	0.00	0.00
Total Partner Masover Equity	**$0.00**	**$0.00**
Partner Nevels Equity	-195,455.00	0.00
Partner Nevels Draws	0.00	0.00
Total Partner Nevels Equity	**-$195,455.00**	**$0.00**
Partner Orsow Equity	124.68	124.68
Partner P. Hickey Trust Equity	691.45	691.45
Partner Robinson Equity	314.66	314.66
Partner Sitaram	54,307.60	54,469.60
Partner Sitaram Distributions	0.00	0.00
Total Partner Sitaram	**$54,307.60**	**$54,469.60**
Partner TimNevels Equity	159.28	159.28
Retained Earnings	-535.39	-535.39
Net Income	-9,854.06	-405.88
Total Equity	**$109,349.61**	**$184,958.15**
TOTAL LIABILITIES AND EQUITY	**$581,118.26**	**$311,192.50**

FULL PARTNER LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Total	
	Jan - Dec 2017	**Jan - Dec 2016 (PY)**
Income		
Affiliate Commissions		5.32
ASP - Website Package Ongoing	186,375.34	200,768.50
ASP - Website Package Setup	6,910.00	4,188.75
Consulting	277.00	
Domain Registration	37.90	18.95
Services	20,555.60	47,011.81
Support & Custom Programming	30,506.02	38,946.59
Uncategorized Income	-1,812.29	1,812.29
Total Income	**$242,849.57**	**$292,752.21**
Cost of Goods Sold		
Domain Registration Fees	278.36	486.76
SSL Certificate	820.62	745.25
Total Cost of Goods Sold	**$1,098.98**	**$1,232.01**
Gross Profit	**$241,750.59**	**$291,520.20**
Expenses		
Accounting	6,562.53	4,780.57
Advertising	185.00	411.00
Automobile Expense	228.37	230.57
Bank Service Charges	6,287.86	11,957.77
Computer Equipment	729.92	988.16
Computer Repair		1,027.31
Computer Software	1,476.58	235.21
Credit Card Processing Fees		9.85
Dues and Subscriptions	648.52	
Graphic Designs for Clients	3.00	748.00
Insurance	630.05	1,705.98
Disability Insurance	72.50	
Total Insurance	**$702.55**	**$1,705.98**
Interest Expense	552.44	10.49
Finance Charge	4,794.40	
Loan Interest	1,149.02	5,018.07
Total Interest Expense	**$6,495.86**	**$5,028.56**
Internet Charges & Hosting	51,810.13	61,519.30
Legal Expenses	216.00	1,230.00
Miscellaneous	120.99	

Office Supplies	1,025.89	1,023.09
Other Miscellaneous Service Cost	587.26	
Payroll Expenses	478.00	105.01
Gross Wages		
Alesia Lloyd	32,715.21	38,593.20
Ernest T Nevels	19,438.13	24,387.66
Sally Haerr	713.38	1,705.84
Scott Hickey	33,161.20	20,798.35
Shannon Hickey		14,873.84
Sherri Kelly		1,268.20
Total Gross Wages	**$86,027.92**	**$101,627.09**
Guaranteed Payments to Managers	69,450.00	72,000.00
Payroll Taxes		
CA ER SUI	238.00	238.00
CA ETT	7.00	7.00
CA SDI	11.21	1.08
CO Bond Assess	243.75	488.54
CO SUI	1,144.75	1,988.62
FUTA	144.93	185.82
IA ER SUI	43.15	136.87
Medicare	1,235.91	1,473.53
NM ER SUI	56.34	79.54
NM WC - ER	18.71	8.60
NY ER SUI		120.52
NY Reemployment Fund		0.95
NY SDI		-5.28
Payroll Expenses	58.52	
Soc Sec	5,299.49	6,299.57
Total Payroll Taxes	**$8,501.76**	**$11,023.36**
Total Payroll Expenses	**$164,457.68**	**$184,755.46**
Postage and Delivery	167.06	99.58
Publication Subscription	10.83	
Purchases	24.16	
Rent	518.19	698.25
Sales & Marketing	114.00	1,356.00
Creative & Graphic Design	3.00	
General Branding		2,837.00
Website & Online		19.95
Total Creative & Graphic Design	**$3.00**	**$2,856.95**
Marketing Support		300.00
List Rental/Purchase		37.00
Total Marketing Support	**$0.00**	**$337.00**
Travel & Ent		

Meals		35.88
Travel		62.53
Total Travel & Ent	$0.00	$98.41
Total Sales & Marketing	$117.00	$4,648.36
Sales Commissions	1,290.70	2,062.65
Telephone	10,804.22	10,996.99
Total Expenses	$254,470.30	$294,156.66
Net Operating Income	-$12,719.71	-$2,636.46
Other Income		
Interest Income	176.72	343.94
Total Other Income	$176.72	$343.94
Other Expenses		
Reconciliation Discrepancies	-2,688.93	-1,886.64
Total Other Expenses	-$2,688.93	-$1,886.64
Net Other Income	$2,865.65	$2,230.58
Net Income	-$9,854.06	-$405.88

FULL PARTNER LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Total	Total
	January - December 2017	January - December 2016
OPERATING ACTIVITIES		
Net Income	-9,854.06	-405.88
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	-1,892.56	-5,296.24
Employee Cash Advances	-3,295.71	2,041.16
Loan to Partners		250.00
Short-Term Loans	-456.52	-893.02
Accumulated Depreciation	-46,323.00	
Computers & Office Machines	23,726.90	
Software	22,596.10	
Scott Hickey Promissory Note	-239,327.52	
Accounts Payable	269.40	
Kabbage Promissory Note	31,350.00	-1,712.03
Loans - Short Term	19,086.95	3,700.00
Medicare Payable	0.00	
Sales tax payable	0.19	
Soc Sec Payable	0.00	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$194,265.77	-$1,910.13
Net cash provided by operating activities	-$204,119.83	-$2,316.01
FINANCING ACTIVITIES		
Accrued Interest on Member Notes Payable		5,018.07
Barry Bomzer		-845.06
Promissory Note to Atmavedi, Inc	107,281.76	
Promissory Note To Ted Nevels	187,546.00	
Partner Atmavedi Equity	-109,830.88	-5,300.48
Partner Hickey Equity	239,327.52	
Partner Lakshmi Ma	-40.00	-1,060.37
Partner Nevels Equity	-195,455.00	
Partner Sitaram	-162.00	-4,239.97
Retained Earnings	405.88	11,445.88
Net cash provided by financing activities	$229,073.28	$5,018.07
Net cash increase for period	$24,953.45	$2,702.06
Cash at beginning of period	2,684.67	-17.39
Cash at end of period	$27,638.12	$2,684.67

FULL PARTNER LLC
STATEMENT OF STOCKHOLDERS EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2017 AND DECEMBER 31, 2016
(unaudited)

	Class A Common Units		Class B Common Units		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Units	Amount	Units	Amount				
31-Dec-15	2,129,737	5,068,774.06	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	-
31-Dec-16	2,129,737	5,068,774.06	-	-	-	-	-	-
Shares issued for debt conversion	-	-	-	-	-	-	-	-
Shares issued for cash	19,000	45,220.00	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	-
31-Dec-17	2,148,737	5,113,994.06	-	-	-	-	-	-

NOTE 1 – NATURE OF OPERATIONS

Full Partner, LLC was formed on 7/10/2001 ("Inception") in the State of Iowa. The financial statements of Full Partner, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boulder, Colorado].

Full Partner, LLC provides hosted online business management systems for small businesses in the United States and internationally. Full Partner has developed custom websites and website management systems for hundreds of customers, along with its own proprietary suite of online website development and hosting tools.

All of Full Partner, LLC's products are software and cloud-based, meaning no physical delivery of product is required, nor is any download required to a customer's computer systems. All services are accessed by the customers through a standard web browser over an internet connection. The Company has 2 full time employees and two part time employees.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of its cloud-based products and services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company is taxed as a Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

K1's

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

NOTE 3 – DEBT

The Company currently has three short term loans totaling $30,676. $8,326 of this is due July 2018. $22,350 is due July 2019. All three of these short term loans are currently at 0.00% (zero percent) interest. The Company has a two long term loans totaling $127,013.08 that are both due in July 2022 at 4% interest. The Company has promissory notes for $107,281.76 and $187,546.00 for buy-backs of units from former Members of the Company. These are financed over five years at an interest rate of 0.00% (zero percent).

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

The Company's Operating Agreement establishes that Member ownership is designated in "units", with the percentage ownership of the Company by a Member determined by the Member's ownership of units vs. the total units currently issued by the Company. As of August 24, 2018 there are 2,148,737 units currently issued, with ownership held by 25 Members. The largest unit holder is Scott Hickey with 787,189 units representing 36.402% of the total units. The second largest unit holders are Lakshmi Maa, Inc. with 472,820 units representing 22.005% of the total units and Sitaram, Inc. with 472,820 units representing 22.005% of the total units. All other unit holders hold less than 20% of the total units.

The company is by a Board of Managers, currently with two Managing Members, Scott F. Hickey and Shannon R. Hickey.

Section 8.3.a of the Company's Operating Agreement specifies that "The Company may issue additional Units to new or existing Members for such consideration and on such other terms and conditions as may be determined by the Managers, subject to the limitations and provisions of this Agreement, and the issuance of such Units may dilute the Vote and the Economic Interest of existing Units then outstanding." On this basis, the Company's Board of Managers has approved the issuance of an additional 44,957 Class B Non-Voting Common Units for sale in this offer at $2.38 per unit.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through July 19, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Full Partner is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

Full Partner
The All-In-One Total Web System
Small OPO · Boulder, CO · Software & Services · US Investors Only

Overview Team Terms Updates Comments Share

A Quantum Leap of Success for Small Businesses

Invest in Full Partner

Full Partner, LLC has developed and sold over $7 million worth of online business services to the small business market since its founding in 2001. Using a Software as a Service (SAAS) model, **Full Partner's customers pay a monthly subscription fee to access a powerful, integrated suite of cloud-based services**, including:

- Websites, Blogs and Surveys
- Ecommerce
- Marketing Automation
- Membership System
- Learning Management System for Online Courses
- Events Registration
- Affiliate Management
- Email Broadcasting
- Customer Relationship Management (CRM)

In addition, **the Full Partner Total Web System magnifies the power of each of its services by building them on a single all-in-one database**. All Contacts, Customers, Leads, Event Registrants, Students, Affiliates, Subscribers, and Members are stored in one place, so they can be shared across each service **without having to import and export data between disconnected systems.** *When all the pieces come together to form a whole system, it can power something much greater and the power of the system expands exponentially.*


The Total Web System
Customer Relationship Management (CRM)
Websites, Blogs And Surveys
Ecommerce/ Shopping Cart
Email Broadcasting
All-In-One Database
Marketing Automation
Affiliate Management
Events Registration
Learning Management System
Membership System


Full Partner

The Need
We believe that there's a growing recognition in the small business marketplace that businesses need the types of services offered by Full Partner in order to remain competitive in their respective industries. **Acquiring these services usually means contracting with multiple vendors, each with different and incompatible user interfaces and data storage methods.** Even if they succeed in putting these services in place in their business, they find (b):

- **They can't easily access their critical business information.** It's spread across multiple platforms and is often out of date.
- **They can't easily manage their website and email content** and must hire expensive web developers on an ongoing basis to help them.
- **Marketing projects are unnecessarily complicated to execute**, often requiring pricey marketing professionals and programmers. Potentially profitable marketing efforts may never be undertaken because of the upfront cost and time required.
- **Their costs are higher as they pay retail prices for half a dozen or more vendor services,** as well as paying their staff or outside professionals for numerous hours to synchronize the data in the different services and figure out how to get all of it to work together for their business goals.

b. https://blog.cimpl.com/single-vendor-vs.-multi-vendor-8-factors-to-consider



The Opportunity

You might imagine with all this power and functionality, the Full Partner Total Web System would be very expensive. In the past, Full Partner customers paid hundreds of dollars a month in monthly subscription fees to use the Total Web System. Two years ago, in 2016, the owners of Full Partner decided to take the company in a new, aggressive market direction. **We set out on a development process that would radically lower our costs so that we could lower our prices to the customer.**



We simplified the user interface so customers required less support to use the system, including a new do-it-yourself, drag and drop version of our website builder that anyone can use to create great websites. We developed online tutorials that are offered through our LMS service to train customers in the advanced features of the system and help them be self-sufficient. We designed a new server farm system using the Amazon AWS platform to substantially lower our server costs. **This is all available in our new Version 7 of the Total Web System, which is now in production and available for purchase at FullPartner.com.**

Version 7 of the Total Web System allows us to remove price as an obstacle for customers so they can give our Total Web System a try and see how powerful it is for their business. In our experience, lower pricing attracts many new customers, and once they try it, customers tend to stay customers, offering the potential for rapid, even viral growth for the company.

Full Partner now has the foundation to be able to offer a:

1. **FREE limited version** of the system, with a website, CRM, Email Broadcasting, Blogs, Surveys, and more...
2. **$9** per month version with **no ads and your own website domain**.
3. **$49** per month version adding **ecommerce and event registration**.
4. **$89** per month premium version with **all services included**.

There will also be prices similar to those charged by email broadcast services for larger contact list sizes. **In our industry, this "freemium" model of offering free versions of the product can attract a large number of customers, with many successful companies in the industry seeing a substantial percentage of free customers upgrading to paid levels.** The free version can serve as a powerful lead generator with less marketing expense required. (a)

a.https://www.forbes.com/sites/sujanpatel/2015/04/29/7-examples-of-freemium-products-done-right/#4f2d27a6f156

Use of Funds

We expect that Full Partner's new version of it system, combined with efforts to lower our costs and, therefore, our prices could result in a substantial increase in new customers. The funds being raised in this offer will be used to make sure we are in a position to handle these new customers. Use of funds will include:

- **Enhanced server systems** using Amazon's AWS global hosting system. This will provide the fastest performance at the lowest cost to us, while being able to scale up in volume quickly as needed.
- **Improved customer training programs** using our own built-in Learning Management System. This will add a variety of new online courses on how to best take advantage of the power in the Full Partner Total Web System. This will also lower our customer support costs as we can offload much of our phone support to these courses.
- **Hiring additional customer support staff** to provide the best experience for new and existing customers, while enhancing Full Partner's reputation as a vendor. This staff will provide technical support as well as engage in website development, training and consulting paid services.
- **Hiring additional programming staff** to continue to improve the ease of use for customers as they begin to use the system and develop better business practices for their enterprises.
- **Marketing Campaign** to introduce Full Partner's free and low cost versions of the Total Web System to the market. This will leverage social media and existing networks of website developers and consultants to reach the largest number of prospects at the lowest price.

Full Partner is leveraging its many years in development of competitive online business services, its unique integration and all-in-one database, together with its new attractive easy-to-use interface and aggressive low pricing, to reach the goal of high growth and corporate valuation realized by many other vendors in this industry.

The Offering

Investment

$2.38/ Class B Common Unit

$5.2 Million Post-money Valuation

Perks*

$500 — If you invest $500, you will receive a free Full Partner t-shirt or polo shirt

$1,000 — If you invest $1,000, you will receive a year of free Total Web System service at the $29 per month level

$5,000 - If you invest $5,000, you will receive a year of free total Web System service at the $89 per month level

All perks occur after the offer is completed.



These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

The whole is greater than the sum of its parts.

- Aristotle

What We Have Accomplished So Far



Since its founding, Full Partner has used a unique business model to fund the development of the broad range of services that it now offers. Full Partner would offer to **immediately develop new features to its production system at a customer's request**, following their detailed specifications, provided that the customer funded the majority of the development costs. In return for the rapid delivery, **Full Partner retained all intellectual and ownership rights to the software developed.**

Full Partner would then invest enough funds and effort to make the features available to all of its customers. Using this "co-op" model, customers got what they wanted right away at a reasonable price, while **Full Partner was able to develop a wide spectrum of reliable and mature system features with minimal use of its own funds.**

While we believe that other companies have faced the challenge of high turnover and rapid loss of customers due to their limited functionality and lack of integration, the extensive features of Full Partner's Total Web System have provided a lower turnover rate in our experience. We also expect that our average monthly revenue per customer should be higher than is common in the industry as customers upgrade to Full Partner's premium offers. We believe this will accelerate the growth in cash flow and reduce the need for future funding and subsequent investor dilution.



Full Partner's 17 years of service to its customers has given us a deep understanding of their "real" needs, not just the needs that a vendor imagines they want. We have analyzed hundreds of businesses and used that knowledge to craft a synergistic set of services that provides a great customer experience. Elements of this work have included:

- **How to build a single, seamless user interface** that works the same across very different areas of functionality - such as CRM, events registration, website development, and email broadcasting - instead of having to learn different user interfaces from many vendors.
- **How to help clients take advantage of a wide range of services** that they have not had the opportunity to use before to grow their business.
- **How to build software and server systems with high performance and efficiency** while handling the demands of a variety of different services and database loads. And we are ready to scale this up!

Our Products and Services


ONE BUSINESS
About Us
What is 1bc?
Business Networking Denver, Colorado
One Business Connection
Video
1BC Referral Groups
1BC Success Leadership Events
1BC Franchises
1BC Mastermind Groups

The first thing any business needs for a strong online presence is a good website. **Full Partner's Website Designer makes it easy for anyone to create a beautiful, professional, feature-rich website,** without programming or hiring expensive web developers. Start with one of our growing library of Website Templates to have a site up and running quickly. Add pages and turn on the features you want: lead pages, blogs, video, a shopping cart, an event calendar, a members directory, surveys and much more. **Edit your content and add images just by clicking right in the website itself**. Change colors, fonts and styles. Drag content from one point in the page to another to get the look you really want. Drop in products and special offers.

There's no limit to the number of pages our customers can create on a website, and they can have multiple websites in one Full Partner Account, all using the same all-in-one database. Many "faces" of their business can be presented to the public with **one unified database** for the company's information.



We believe that Full Partner's all-in-one database gives its Contact Manager (CRM) capabilities beyond anything else in the market today. In the Full Partner Account Manager, our customers can view and work with each Contact record, and instead of just seeing the name and address, they can view:

- The orders that have been placed and products purchased.
- Events registrations and appointments scheduled.
- Notes the staff has made about the contact.
- Email broadcasts that have been sent.
- Subscription lists they have subscribed to.
- Marketing campaigns they are part of.
- Surveys and lead page forms they have completed, and more...

Imagine getting a call from a customer, clicking to their Contact record, and having all their information available while you speak to them. **Customer support will never be the same!**

Full Partner's Events Management System is another example of the benefits of using an all-in-one database for storing event information. **The Full Partner system offers Events Registration services on each client's website,** with event calendars and integration with the ecommerce system to take registration payments.

Clients can also add an Appointment Scheduler to their website. Using an internal calendar facility designed to look and feel like Google Calendar, clients can indicate their availability for appointments for coaching or other one-to-one activities. Customers can select and schedule appointments, **even paying for them immediately,** because each appointment is actually an event that can work with the ecommerce system. **All types of events - public or appointments - can appear on the same internal calendar and website calendars as needed.**





Full Partner's **marketing tools provide advanced services** to small businesses for marketing, messaging, lead generation, and sales growth.

- **Email Broadcasting provides existing templates** that match our website templates for consistent branding.
- **Marketing Automation allows a client to automate many repetitive steps in marketing campaigns**: send out drip campaigns when a form is filled out, notify sales staff when to follow up, offer discounts on products automatically based on previous purchases. Actions taken in all the services of the Total Web System can trigger a variety of automatic marketing actions.
- **Affiliate Management makes it easy to commission third party affiliates who refer business.** The integration of the website with our ecommerce system allows for consistent payments and follow up.

Full Partner's **Learning Management System** service is included in our Total Web System and only requires placing a widget on a single page of the website. **Our customers have used the LMS to create hundreds of courses that generate substantial income.** Its features include:

- Unlimited modules with text, audio, video, and document content. Students navigate easily by clicking a Next button from page to page.
- Test modules for quizzes, surveys, feedback forms, and complete course exams. Tests can be automatically graded by the system.
- Internal messaging system between students, teachers, and other students, as well as discussion boards for general conversations.

The LMS is an example of a service developed at the request of our customers, and we have been pleased at how often our clients use it: marketing through online courses about their business, training courses for their staff and customers on their products and services, offering their expertise with educational courses that build their reputation and generate inbound marketing through attraction.



Our Market and Industry

Leading Competitors' Annual Revenue

Full Partner has very successful competitors in every individual area of functionality provided by the Full Partner Total Web System. They have



Leading Competitors' Annual Revenue

WiX.com
Website Builder
$495 Million 1

Infusionsoft.
Marketing Automation
$133 Million 2

Email Marketing
$72 Million 3

Eventbrite
Events Registration
$70 Million 4

SurveyMonkey
Surveys
$37 Million 5

Ecommerce
$127 Million 6

functionality provided by the Full Partner Total Web System. They have thriving business models in **rapidly expanding markets,** as indicated by their strong annual sales (1-6). However, we believe **none offer a truly all-in-one solution.** Full Partner can compete with each company on their most popular comparable features and products. The competitor sales figures listed here are not being presented as a specific projection of Full Partner's future annual revenue, and rather as an indicator of the potential in the markets.

1. https://www.marketwatch.com/investing/stock/wix/financials;
2. http://www.hoovers.com/company-information/cs/company-profile.infusion_software_inc.96e37b43846e6a95.html;
3. http://www.hoovers.com/company-information/cs/company-profile.the_rocket_science_group_llc.bb8a2c8fdcba6f0f.html;
4. http://www.hoovers.com/company-information/cs/company-profile.eventbrite_inc.a09cce7afb8d633e.html;
5: http://www.hoovers.com/company-information/cs/company-profile.surveymonkey_inc.f36048d26330cb67.html;
6. http://www.hoovers.com/company-information/cs/company-profile.squarespace_inc.5a64e8b4acd2c052.html

Full Partner serves the **Internet Hosting Services industry, which is predicted to reach $18.6 billion dollars worldwide in 2018 and $22 billion dollars worldwide in 2020.** Here in the United States, growth is driven by these facts:

- There are currently 30.2 million small businesses in the U.S.
- 71% of small businesses have a website. (9)
- 92% of small businesses without a website say they will have one by the end of 2018. (9)
- 89% of small businesses use their own staff and/or DIY (do it yourself) website creation tools to manage their websites. (9)

By these numbers, we can project that **6.3 million new business websites may need to be built just in the next few months**. As we believe almost 9 out of 10 of them will be built by small business' own staff members, not outside experts, the demand for simple, DIY website builders is clear.

But because we believe the real needs of small businesses extend beyond simple websites to include database management, ecommerce, email communications, etc., we also believe that there is a great demand for inclusive, all-in-one services. **The Full Partner Total Web System fills this market gap and brings this opportunity.**



Size of the shared hosting market worldwide (7)

Source for graph: https://www.statista.com/statistics/500554/worldwide-shared-hosting-market-size/

Invest in Full Partner

Investing in Full Partner is a compelling opportunity because of its strong potential for growth. **It offers a unique set of services and functionality that have required years to develop.** It would be challenging for competitors to replicate this model without years of effort on their part.

In the United States alone, the combined market for the various services Full Partner provides is enormous:

- Website Development, $34 billion
- Email Broadcasting, $2.67 billion
- Marketing Automation, $3.3 billion

...just to name a few. If Full Partner only competed in one of these markets, the potential would be substantial. However, **Full Partner's wide range of integrated services, ease of use, all-in-one database, and low price model give it a unique value proposition** with the potential for very strong growth and returns.

"For 17 years, Full Partner has been my passion and my life's work. My



mission has been to **empower small businesses** with the tools, services, and intelligent integration of information that could **truly transform how they do business and how much success they can realize**. This fundraising represents the culmination of years of work and hopefully is the launch of Full Partner towards being a mass market success story. Please join us on this ride!"
- Scott Hickey, Founder and CEO, Full Partner, LLC





Our Company Launches!

July 2001

February 2002

Launch of the Full Partner Ecommerce System

June 2003

Launch of the Full Partner Content Management System

October 2006

Launch of the Full Partner Events Management System

Launch of the Full Partner Marketing Automation System

March 2015

Completion of Version 7

After 3 years of work, the foundation is in place for the free and low cost versions of the Total Web System.

June 2018

Launch of StartEngine Campaign

Now YOU can own a part of our company!

September 2018

Completion of StartEngine Campaign (Anticipated)

December 2018

Launch of the Free and Low Cost Versions of the Total Web System (Anticipated)

Now the power of the Total Web System is available to everyone.

February 2019

Meet Our Team



Scott Hickey

CEO, Co-Founder and Managing Member

Prior to co-founding Full Partner, Scott spent years in the mainframe database industry, creating database access tools for Fortune 500 companies like Liberty Mutual, McDonald's, and Apple Computer. As CEO of Full Partner, Scott has evolved the company to adapt to the growth of the Internet and Software as a Service (SAAS) market, through consultation with hundreds of customers. Scott is responsible for the overall management of the company and has also been personally involved in much of the programming and system development. Scott is employed full time by Full Partner and this is his primary role. Scott has worked at Full Partner since its founding in July 2001. Scott is also CEO of Sitaram, Inc., a wholly-owned S-Corp whose sole purpose is to serve as a holder of a minority of Full Partner's membership units. Scott works approximately 1 hour per month with Sitaram, Inc.





Alesia Lloyd

Director of Customer Service

Alesia has managed the website development and customer support process for Full Partner's customers for the past 13 years. Alesia has been involved in a wide variety of customer engagements during that time, gaining a unique and broad perspective on the real world online needs of small businesses. Alesia is also developing Full Partner's trainings and tutorials to allow customers to onboard themselves easily and maximize their use of the Total Web System.



Larry Valant

Business Development Advisor

As the founder of Valant & Company, Larry's consulting leadership has extended from well-funded and successful start-ups (achieving first year profitable sales in excess of $35 million) to $5.0 billion companies. Larry has over forty years of general management and strategic, organization, marketing, operations, IT, and executive compensation consulting experience. He has served as COO and CEO for several companies, and has managed significant projects for Samsonite Corporation, Associated Metals and Minerals, Hunter Douglas Corporation, Vitality Beverages, and Buffets, Inc.



Shannon Hickey

Managing Member

Shannon Hickey has been with Full Partner since its inception in 2001. She also started working as a project manager in 2005, creating and developing the systems for delivery that are still core to the Full Partner customer service experience today. Shannon was promoted to General Manager in 2009 and received her Master's Certificate in Internet Marketing. She then lead the development of a successful re-branding of Full Partner to expand software services to marketing programs for customers. She continued in these roles until December of 2016 when she transitioned to her current role on the Board of Managers. Shannon also manages bookkeeping and payroll for Full Partner. Shannon works approximately 12 hours per week with Full Partner. Shannon is CEO of Lakshmi Ma, Inc., a wholly-owned S-Corp whose sole purpose is to serve as a holder of a minority of Full Partner's membership units. Renee works approximately 1 hour a month with Lakshmi Ma, Inc. Shannon maintains a private psychotherapy practice, working there since June 2018. Shannon works approximately 32 hours a week with this practice.

Offering Summary

Maximum 44,957 units* of Class B Common Units ($106,997.66)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 4,201 units of Class B Common Units ($9,998.38)

Company	Full Partner, LLC
Corporate Address	4845 Pearl East Circle, Suite 101, Boulder, CO 80301
Description of Business	Using a Software as a Service (SAAS) model, Full Partner's customers pay a monthly subscription fee to access a powerful, integrated suite of cloud-based services, including websites, events management, marketing automation, ecommerce, CRM, email broadcasting and learning management.
Type of Security Offered	Class B Common Units
Purchase Price of Security Offered	$2.38
Minimum Investment Amount (per investor)	$252.28

Perks*

$500 — If you invest at least $500, you will receive a free Full Partner t-shirt or polo shirt.

$1,000 — If you invest at least $1,000, you will receive a year of free Total Web System service at the $29 per month level.

$5,000 - If you invest at least $5,000, you will receive a year of free Total Web System service at the $89 per month level.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Full Partner, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class B Common Units at $2.38 / unit, you will receive 10 bonus Class B Common Units, meaning you'll own 110 units for $238. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

Full Partner Total Web System

Scott Hickey, CEO, Full Partner

Before founding Full Partner and developing its Total Web System, I spent years in my career working with Fortune 500 companies, building tools to access their big mainframe databases. I saw them spend millions to create these integrated systems because it made so much more successful.

When I switched my career to the Internet and web-based systems for small businesses, I was surprised and, honestly, disappointed to find that this idea of integration, of a centralized place for all your business information, was hardly ever considered. Instead I saw a bunch of vendors creating isolated online solutions with isolated islands of data. They made tons of money, but small businesses were still struggling.

They needed more, because a small business might for example have a contact manager for all their names and addresses, but they can't see the orders a contact has placed, because that's over in the shopping cart. They might want to offer special online pricing to premier customers, but the website doesn't know who the premier customers are. They want to send out an email, but the email list is back in the contacts manager. It's frustrating and time consuming, and many businesses either end up hiring expensive web programmers or just giving up.

It has been my mission and passion for the past 17 years to build a truly integrated, total system that gives small businesses the tools and capabilities they need all in one place. That's the Full Partner Total Web System.

The Total Web System: All-In-One Database

We started with a core, all-in-one database that holds all the company's information. We then added the essential services they need:

- Websites, Blogs and Surveys
- Ecommerce
- Marketing Automation
- A Learning Management System for online courses
- Events Registration
- Email Broadcasting
- CRM… it's all there.
- Memberships & Communities
- Affiliate Management

[Screen shot of Contact Manager facility in the Total Web System]

[Screen shot of the Events Calendar facility in the Total Web System]

[Screen shot of the Email Broadcast editor facility in the Total Web System]

Everything works together seamlessly. Information is shared across every service. There's only one user interface to learn. This is a game changer in the industry. There's nothing else like it.

However there was still one big problem I wanted to solve. The price. Many small businesses just couldn't afford what we offered. So Full Partner began a program to radically lower our costs: faster servers, more automation, and a brand new drag and drop version of the website builder, so customers can do everything themselves without calling constantly calling customer support.

[Screen shot of Website Designer facility in the Total Web System]

This has been so successful that now Full Partner can afford to offer a completely FREE version with a website, CRM, email broadcasting, blogs and more.

[Free Version: Website, CRM, Email Broadcasting, Blogs and more...
$9 a Month: Your own domain name and no ads.
$89 a Month: For everything. 70% less than we used to charge.]

Then customers can upgrade to more features for just $9 a month, or just $89 a month for everything. That's 70% less than our old full package price.

Other companies who have used this pricing model have attracted a lot of new customers and saw substantial new revenue when the customers upgraded. While we can't promise these same results, the possibility of rapid growth is so high that we need to be prepared with the server infrastructure and support systems to handle really fast growth.

Leading Competitor's Annual Revenue
Wix.com, Website Builder, $495 Million 1
Weebly, Website Builder, $34 Million 2
MailChimp, $72 Million 3
Eventbrite, Events Registration, $70 Million 4
SurveyMonkey, Surveys, $37 Million 5
Squarespace, $127 Million 6

1. https://www.marketwatch.com/investing/stock/wix/financials, 2. https://www.google.com, 3. https://www.trustcompany.com, 4. https://www.theinformation.com, 5. https://www.google.com, 6. https://www.google.com

This fundraising on Start Engine will help Full Partner prepare to support all these small businesses to make a Quantum Leap of Success using our Total Web System.

We invite you to partner with us.

Second Video on Story Page:

Full Partner
The Total All-In-One System
A Quantum Leap of Success for Small Businesses
There are 30.2 million small businesses in the United States

71% of Small Businesses Have A Website...

and 92% of small businesses without a website will have one by the end of 2018

Currently Small Business Web Services are Scattered in All Directions...

Website, Ecommerce, Email Broadcasting, CRM, Online Courses, Event Registration

Why can't I find my contact list??

The current situation: Complexity, Lack of Integration, High Cost

Full Partner Offers: Simplicity, Integration, Low Cost

The whole is greater than the sum of its parts. - Aristotle

When all the pieces come together to form a whole system...

it can power something much greater.

And the power of the system expands exponentially.

Full Partner is putting all the pieces together.

To serve small businesses with all the tools at a lower cost.

The Total Web System

All-In-One Database

Websites, Blogs and Surveys

Ecommerce / Shopping Cart

Marketing Automation

Membership System

Learning Management System

Events Registration

Affiliate Management

Email Broadcasting

Customer Relationship Management (CRM)

Assisting small businesses to grow exponentially.

Full Partner

We invite you to partner with us.

Created with work by Ellen Burkett, Olivia Maia, Jenna Day, Bench Accounting, Rodion Kutsaev, Michael D. Beckwith, SmallBusiness.com

www.FullPartner.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

FULL PARTNER, LLC

AN IOWA LIMITED LIABILITY COMPANY

JANUARY 01, 2018

Table of Contents

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF FULL PARTNER, LLC

This Amended and Restated Limited Liability Company Agreement is entered into effective as of the 1st day of January, 2018, by and among the Manager and the Members of Full Partner, LLC, an Iowa limited liability company, whose signatures appear on the signature page hereto, and supersedes all other prior understandings (written or oral) with respect thereto.

RECITALS:

WHEREAS, the Members previously entered into an Limited Liability Company Agreement dated as of July 10, 2001 (the "Prior Operating Agreement");

WHEREAS, the Members and Manager wish to enter into an amended and restated limited liability company agreement to govern the affairs of the Company.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members and Manager hereby agree to amend and restate the Prior Operating Agreement in its entirety to read as follows:

ARTICLE 1.
DEFINITIONS

1.1 **"Affiliate"** shall mean any Person controlling, controlled by, or under common control with a Person, including a Person controlled separately by a Member or collectively by the Members.

1.2 **"Assignee"** shall mean the owner of an Economic Interest who is not a Member.

1.3 **"Bank"** means a commercial bank or savings and loan association or other financial institution that is in the business of making loans to commercial enterprises that is not affiliated with a Member. When used in the preceding sentence, the term "not affiliated with" means that no Member or family member living in the home of such Member is an officer or director of the Bank, or (directly or indirectly) owns more than 1% of the outstanding equity interest in such Bank.

1.4 **"Business"** shall mean the business of the Company as it may be established from time-to-time in any business plan, budget, operating plan, by resolution of the Managers, or by the Company's operations.

1.5 **"Capital Account"** means, with respect to any Member or Assignee, the Capital Account maintained for such Person in accordance with the requirements of the Code including (without limitation) § 704(b) thereof and Treas. Reg. § 1.704-1(b) thereunder. In the event the Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities

1

which are secured by contributions or distributed property or which are assumed by the Company or its Members) are computed in order to comply with such Regulations, the Managers may make such modification. The Managers also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Economic Interest holders and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(g), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Limited Liability Company Agreement not to comply with Treas. Reg. § 1.704-1(b), provided that, to the extent that any such adjustment is inconsistent with other provisions of this Limited Liability Company Agreement and would have a material adverse effect on any Member, such adjustment shall require the consent of such Member.

1.6 **"Capital Contribution"** shall mean any contribution to the capital of the Company in cash or property by a holder of an Economic Interest whenever made. "Initial Capital Contribution" shall mean the initial contribution of any Member to the capital of the Company pursuant to this Limited Liability Company Agreement as shown on Exhibit A, attached hereto. "Additional Capital Contribution" shall include all Capital Contributions to the Company not including any Person's Initial Capital Contribution.

1.7 **"Class A Common Unit"** refers to a Member's voting, capital interest in the Company as defined by the requirements of the Code including (without limitation) § 704(b) thereof, Treas. Reg. § 1.704-1(b) thereunder, Section 2 of Revenue Procedures 93-27, and 1993-27 C.B. 343.

1.8 **"Class B Common Unit"** refers to a Member's non-voting, capital interest in the Company as defined by the requirements of the Code including (without limitation) § 704(b) thereof, Treas. Reg. § 1.704-1(b) thereunder, Section 2 of Revenue Procedures 93-27, and 1993-27 C.B. 343.

1.9 **"Code"** means the United States Internal Revenue Code of 1986 as amended from time-to-time, and any successor legislation.

1.10 **"Company"** shall refer to Full Partner, LLC.

1.11 **"Confidential Information"**

(a) shall mean any and all information of or belonging to or developed by the Company (or Persons on behalf of the Company) that is of a confidential, proprietary, or secret nature, whether copyrighted, in paper format, digital format, blueprint, spreadsheet, photograph, or other format capable of conveying information which is or may be either applicable to or related in any way to:

(i) the Business, operations, assets, or financial condition, present or future, of the Company;

2

(ii) the Company's prospective or actual debt or equity partners, investors, or participants;

(iii) the Company's actual and prospective contractual partners;

(iv) due diligence information that the Company has developed or received from others with respect to actual and prospective business combinations, acquisitions, dispositions, or other business transactions involving or that may involve the Company;

(v) operational information regarding the products, processes, or services that are being offered or that may be offered in the future as a part of the Business;

(vi) computer programs, technical drawings, algorithms, ideas, schematics, trade secrets, processes, formulas, data, know-how, improvements, inventions (whether patentable or not), techniques, marketing plans, pricing information, forecasts, and strategies, and other information concerning the operational information described in the preceding paragraphs or any aspect of the Business; and

(vii) all information of a like nature to the foregoing owned by any other Person and furnished to the Company by such other Person pursuant to an undertaking by the Company to maintain the same in confidence.

(b) shall not include information that a Person can reasonably demonstrate in writing is known to, or becomes generally available to, such Person or to the public without breach of any agreement imposing an obligation of confidentiality.

1.12 **"Deficit Capital Account"** means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year (or such other period at which time Capital Accounts are being determined), after giving effect to the following adjustments:

(a) increase such Capital Account by:

(i) any amount which such Member is obligated to restore pursuant to any provisions of this Agreement or is deemed obligated to restore under Treas. Reg. § 1.704-1(b)(2)(ii)(c), as well as any additions thereto pursuant to the next to last sentence of Treas. Reg. § 1.704-2(g)(1) or the next to last sentence of Treas. Reg. § 1.704-2(i)(5), after taking into account thereunder any changes during such year in Partnership Minimum Gain and in Member Nonrecourse Debt Minimum Gain;

(ii) the amount of deductions and losses attributable to any outstanding recourse liabilities owed by the Company to such Member and for which no other Member bears any economic risk of loss (within the meaning of Treas. Reg. § 1.752-2); and

(iii) the amount of deductions and losses attributable to such Member's share of outstanding recourse liabilities owed by the Company to Persons other than Members and for which no Member bears any economic risk of loss (within the meaning of Treas. Reg. § 1.752-2).

(b) decrease such Capital Account by the items described in Treas. Reg. § 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

This definition of Deficit Capital Account is intended to comply with the provisions of Treas. Reg. §§ 1.704-1(b)(2)(ii)(d) and 1.704-2, and will be interpreted consistently with those provisions.

1.13 **"Distributable Cash"** means all cash, revenues, and funds received by the Company, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums appropriately paid to lenders; (ii) all cash expenditures incurred incident to the normal operation of the Business; (iii) compensation, reimbursements, and guaranteed payments to be made to the Managers or Members (not including distributions made or to be made pursuant to Section 9.2); and (iv) such reserves as the Manager reasonably determines to be necessary to the proper operation of the Business.

1.14 **"Economic Interest"** shall mean a Member's or Assignee's share (as a result of such person's ownership of one or more of outstanding Units) of the Company's Net Profits and Net Losses, capital, and distributions of the Company's assets pursuant to this Limited Liability Company Agreement and the LLC Act, but shall not include any right to participate in the management or affairs of the Company, including, the right to vote on, consent to, or otherwise participate in any decision of the Members or Manager, unless the owner of the Economic Interest is a Member and holds a class of Unit entitled to Vote.

1.15 **"Fair Market Value,"** as to any property, means the price at which a willing seller would sell and a willing buyer would buy such property having full knowledge of the relevant facts, in an arm's-length transaction without time constraints, and without being under any compulsion to buy or sell.

1.16 **"Gift."** A gift, devise, bequest, or other transfer for no consideration, whether or not by operation of law, except in the case of a transfer of an Economic Interest in connection with a case under the United States Bankruptcy Code.

1.17 **"Gifting Owner."** Any Assignee or Member who Gifts all or any part of its Economic Interest.

1.18 **"LLC Act"** shall mean the Revised Uniform Limited Liability Company Act of the State of Iowa at Iowa Code §489, et seq., as amended.

1.19 **"Majority Interest"** shall mean Members holding more than 50% of the Percentage Membership Interests entitled to Vote that are present at a meeting in person or by proxy at which a Quorum is present.

1.20 **"Manager"** shall mean one or more Managers. Specifically, at the present time "Manager" shall be as set forth in Section 5.2(a). References to the Manager in the singular or as him, her, it, itself, or other like references shall also, where the context so requires, be deemed to include the plural or the masculine or feminine reference, as the case may be. Managers need not be Members of the Company.

1.21 **"Member"** shall mean each of the parties who executes this Limited Liability Company Agreement either at the effective date of this Limited Liability Company Agreement or thereafter, all of whom must own either a Class A Unit or a Class B Unit. To the extent a Manager has acquired a Membership Interest in the Company, such Manager will have all the rights of a Member with respect to such Membership Interest, and the term "Member" as used herein shall include a Manager to the extent such Manager has acquired such Membership Interest in the Company. If a Person is a Member immediately prior to the acquisition by such Person of an Economic Interest assigned to such Person by a Member or Assignee, such Person shall have all the rights of a Member with respect to such acquired Economic Interest. No Member may assign an Economic Interest (or any portion thereof) while retaining the right to Vote associated with such Economic Interest.

1.22 **"Member Nonrecourse Debt Minimum Gain"** has the meaning ascribed to the term "partner nonrecourse debt minimum gain" in Treas. Reg. § 1.704-2i.(2).

1.23 **"Membership Interest"** shall mean a Member's entire interest in the Company including the Units such Member owns, the Economic Interest associated with such Units, the right to Vote associated with such Units (if any), and such other rights and privileges that the Member may enjoy by being a Member. Class A Members will be entitled to Vote on all matters presented to the Company's Members for approval; Class B Members will not. The Members' Membership Interest shall be equal to their Percentage Economic Interest. A Member's right to Vote (if any) will be greater than the Member's Percentage Economic Interest because not all Members have a right to Vote.

1.24 **"Net Profits and Net Losses"** shall mean for each taxable year of the Company an amount equal to the Company's net taxable income or loss for such year as determined for federal income tax purposes (including separately stated items) in accordance with the accounting method and rules used by the Company and in accordance with Code § 703 with the following adjustments:

      (a) Any items of income, gain, loss, and deduction allocated to all holders of Economic Interests pursuant to Section 9.1(b) shall not be taken into account in computing Net Profits and Net Losses;

      (b) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits and Net Losses (pursuant to this definition) shall be added to such taxable income or loss;

(c) Any expenditure of the Company described in Code § 705(a)(2)(B) and not otherwise taken into account in computing Net Profits and Net Losses (pursuant to this definition) shall be subtracted from such taxable income or loss;

(d) Gain or loss resulting from any disposition of any Company asset contributed to the Company by a Member with respect to which gain or loss is recognized for federal income tax purposes shall be computed with reference to the Fair Market Value of the asset disposed of, determined as of the date such asset was contributed to the Company, notwithstanding that the adjusted tax basis of such asset differs from its Fair Market Value.

1.25 **"Notice"** shall mean written notice, actually or deemed given pursuant to Section 13.7 or Section 13.8.

1.26 **"Limited Liability Company Agreement"** shall mean this Limited Liability Company Agreement as originally executed and as amended from time-to-time.

1.27 **"Partnership Minimum Gain"** has the meaning ascribed to such term in Treas. Reg. § 1.704-2(b)(2) and as computed pursuant to Treas. Reg. § 1.704-2(d).

1.28 **"Percentage Economic Interest"** shall mean the number of Units held by a Person divided by the total number of Units then outstanding, multiplied by 100.

1.29 **"Percentage Membership Interest"** shall mean the number of Units held by any Member divided by the total number of Units then outstanding held by all Members, multiplied by 100.

1.30 **"Person"** shall mean any individual or entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

1.31 **"Quorum"** shall mean the attendance, in person or by proxy, of holders of more than one-third of the Percentage Membership Interest.

1.32 **"Selling Member"** shall mean any Member or Assignee who sells, assigns, or otherwise transfers for consideration all or any portion of the Units owned by such Person.

1.33 **"Treas. Reg."** shall include proposed, temporary, and final regulations promulgated under the Code in effect as of the date of filing the Certificate of Formation and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

1.34 **"Units"** shall be the measure by which each holder's Percentage Economic Interest and Percentage Membership Interest is determined, even though such ownership may be different from (more or less than) the holder's proportionate Capital Account. The Company is not obligated to issue certificates to represent any Units. Only Units owned by Members entitled to Vote may Vote on any matter as to which this Limited Liability Company Agreement requires or permits a

Vote. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 11.6(b), below, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member or Assignee are being transferred by such Member or Assignee.

1.35 **"Vote"** includes not only casting a vote at a meeting but also the receipt of sufficient written consents (by facsimile, electronic mail, courier, or otherwise) to adopt a measure were it presented at a meeting.

ARTICLE 2.
FORMATION OF COMPANY

2.1 **Formation.** The Company was formed as an Iowa limited liability company on July 10, 2001, by delivering a certificate of formation to the Secretary of State of the State of Iowa in accordance with and pursuant to the LLC Act.

2.2 **Name.** The name of the Company is Full Partner, LLC.

2.3 **Principal Place of Business.** The principal place of Business of the Company within the State of Iowa is 1008 North B Street, Fairfield, IA 52556. The Company may locate its places of Business at any other place or places as the Manager may from time-to-time deem advisable.

2.4 **Term.** The term of the Company shall be perpetual, unless the Company is earlier dissolved in accordance with either the provisions of this Limited Liability Company Agreement or the LLC Act.

2.5 **Governing Law.** This Limited Liability Company Agreement will be governed by, and construed in accordance with, the laws of the State of Iowa without considering Iowa choice of law provisions. Any conflict or apparent conflict between this Limited Liability Company Agreement and the LLC Act will be resolved in favor of this Limited Liability Company Agreement except as otherwise required by the LLC Act.

ARTICLE 3.
BUSINESS OF COMPANY

3.1 **Permitted Businesses.** The Company is authorized:

(a) To accomplish any lawful business whatsoever or which shall at any time appear conducive to or expedient for the protection or benefit of the Company, its Business, and its assets;

(b) To exercise all other powers necessary to or reasonably connected with the Company's Business which may be legally exercised by limited liability companies under the LLC Act; and

(c) To engage in all activities necessary, customary, convenient, or incident to any of the foregoing.

ARTICLE 4.
NAMES AND ADDRESSES OF MEMBERS

The names and addresses of the Members are as set forth in Exhibit A, as Exhibit A may be amended from time-to-time.

ARTICLE 5.
RIGHTS AND DUTIES OF MANAGERS

5.1 **Management.** The Business and affairs of the Company shall be managed by one or more Managers. The Managers acting as a board of managers shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business.

5.2 **Number, Tenure, and Qualifications.**

(a) The Managers are Scott F. Hickey and Shannon R. Hickey. The Managers shall be appointed, from time-to-time by the affirmative Vote of the Members holding at least a Majority Interest.

(b) Managers shall not be required to stand for election at any time. If any Manager resigns, is removed pursuant to Section 5.9, or otherwise ceases to function as a Manager, the Members entitled to Vote may, by the affirmative Vote of a Majority Interest, replace such Person.

(c) Each Manager shall hold office until his or her death, resignation, or removal pursuant to Section 5.9.

(d) The Managers may hold meetings within or outside of the state of Iowa, in person or by telephone, Internet, or other form of telecommunication. Meetings may be called by any Manager without advance notice.

(e) Any action that may be taken by Managers at a meeting may be taken without a meeting if such action is approved in writing by the number of Managers that would be required to approve such action at a duly held meeting.

5.3 **Certain Powers of the Managers.**

(a) Without limiting the generality of Section 5.1 (but subject to other limitations contained in this Limited Liability Company Agreement), the Managers shall have power and authority on behalf of the Company and without a Vote of the Members being necessary to do and perform all acts as may be necessary or appropriate to the conduct of the Business. Unless a greater percentage is required, Managers may act by Vote of a majority of the Managers then in office.

(b) Managers may authorize the issuance of additional Units as contemplated in Section 8.3 of this Limited Liability Company Agreement.

(c) The Managers (or the Members in the absence of any Manager) may (but are not required to) appoint officers for the Company. When appointing officers, the Managers may delegate to any one or more of the officers such of the Managers' authority under this Limited Liability Company Agreement as the Managers (or the Members in the absence of any Manager) may determine to be appropriate. In the absence of any Manager or any officer, the Members may elect a Manager or an officer to act on behalf of the Company pursuant to this Agreement.

(d) Any Manager may take the following actions on behalf of the Company without further authorization from the Managers or the Members:

(i) Deposit any funds received by the Company in the Company's bank accounts or accounts at other financial institutions;

(ii) Execute on behalf of the Company checks to satisfy regularly recurring obligations of the Company;

(iii) Delegate to employees responsibility for the day-to-day management and operation of the Company's affairs in accordance with authorization previously given by the Managers;

(iv) Open bank accounts or accounts at other financial institutions on behalf of the Company;

(v) Execute letters of intent or memoranda of understanding regarding general business terms of transactions to be considered by the Company provided that such letters or memoranda are non-binding on the Company (except with respect to confidentiality terms, return of due diligence information, and the requirement that each party bear its own expenses);

(vi) Purchase liability or other insurance with respect to the Company's assets and activities; and

(vii) Take any action specifically authorized by the Managers, or allocated to such Manager in any operating plan or budget adopted by the Managers.

(viii) Any Manager may appoint another person to act as proxy for the Manager in making decisions, casting votes, or executing statements of consent in such person's capacity as Manager.

(ix) A Manager acting alone or with the other Managers may incur and/or cause the Company to expend, or cause the Company to be obligated for an amount (whether in a single transaction or through a series of related transactions) up to an aggregate of $500,000.00 for the purpose of carrying on the Business of the Company without the need for a vote of Members.

5.4 **Limitations on Authority.** Notwithstanding any other provision of this Limited Liability Company Agreement or the LLC Act, no Manager shall cause or commit the Company to do any of the following (whether or not for the purposes of the Business of the Company) without the Vote of the Managers then in office and a Majority Interest:

(a) sell all of its assets as part of a single transaction or plan; or

(b) enter into a transaction with an Affiliate where the amount to be paid to or received from the Affiliate is greater than $500,000 per year not contemplated herein or in any operating plan or budget adopted; or

(c) mortgage, pledge, or grant a security interest (collectively, "pledge") in any property of the Company not in the ordinary course of Business; or

(d) lend money to or guaranty or become surety for the obligations of any Person, except in connection with a sale/leaseback transaction.

5.5 **Liability for Certain Acts.**

(a) Each of the Managers shall perform his duties as Manager in good faith, in a manner he reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent Person in a like position would use under similar circumstances. A Manager who so performs the duties as Manager shall not have any liability to the Company or the other Members by reason of being or having been a Manager of the Company. The Managers do not, in any way, guarantee the return of the Capital Contributions of any Member or Assignee, or a profit from the operations of the Company. The Managers shall not be liable to the Company or to any Member or Assignee for any loss or damage sustained by the Company or any Member or Assignee, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, or willful misconduct.

(b) If any Manager incurs a debt or obligation on behalf of the Company, or takes any action beyond such Person's authority as set forth in this Limited Liability Company Agreement, such Manager shall be solely responsible for any and all resulting damages to the Company and to the other Members.

5.6 **Duty to the Company.**

(a) Persons serving as Managers and officers of the Company are expected to devote such time and effort to the Business as they determine to be appropriate or necessary in the circumstances.

(b) Except as provided in Section 5.6(a) or as otherwise agreed in writing between such Person and the Managers, no Person who is a Member (other than a Manager) shall be required to devote any time to the management of the Company, and such Person may have other business interests and may engage in other activities in addition to those relating to the Company, provided that, however, such business interests are not in direct competition with the Company.

5.7 **Related Party Transactions.**

(a) The Managers shall have the right and responsibility from time-to-time as necessary and appropriate to enter into transactions between the Company and related parties, including the Manager or any Member or any affiliate thereof, provided such transactions adequately compensate the related party for the services being provided or the assets being used or acquired without unreasonable charges to the Company for such services or assets. Among the related party transactions contemplated are the following (which list is not intended to be exclusive of other possible related party transactions):

(i) To the extent the Company uses office or other space leased by a related party, the Company will reimburse the related party for reasonable direct and indirect costs of the space attributable to the Company's usage;

(ii) To the extent the Company uses general or administrative services or equipment provided by a related party, the Company will reimburse the related party for reasonable direct and indirect costs of the usage of such general or administrative services, or such equipment;

(iii) To the extent the Company uses personnel employed by a related party to conduct the Business of the Company, the Company will reimburse the related party for reasonable direct and indirect costs for such personnel;

(iv) To the extent the Company provides personnel employed by it to provide services to or for the benefit of a related party, the Company will seek reimbursement from the related party for reasonable direct and indirect costs for such personnel; and

(v) To the extent the Company engages in other transactions with a related party, the Company will reimburse the related party for reasonable direct and indirect costs associated with such transactions.

(b) The parties hereto intend (i) that the related party will not substantially profit from related party transactions with the Company, and (ii) that the Company will not disproportionately benefit from related party transactions. The parties intend that the Company will bear its share of costs for related party transactions

(c) The Company may negotiate fixed rates for any or all related party transactions to avoid the necessity of calculating individual costs for each transaction, which may include hourly, daily, monthly (or other period) charges.

(d) When entering into related party transactions, the Managers will provide notice of such transactions (including the economic terms thereof) to the Members, although the failure to provide such notice does not invalidate any such transaction. Upon the request of any Member, the Manager will provide information to such Member about the calculation of the reimbursement or payments between the Company and the related party. Upon the request of any Member, the Manager will provide such Member a copy of any written agreement for such related party transactions.

5.8 Elimination of Fiduciary Duties.

(a) To the fullest extent permitted by the LLC Act, no Member or Manager has fiduciary duties or liabilities relating thereto to the Company or any other Member, Assignee, or Manager under the LLC Act or any other provision thereof other than the contractual obligation of good faith and fair dealing. To the extent that, under the LLC Act, the law of agency, common law, or any other law or at equity, a Member, Assignee, Manager, or officer of the Company has duties or obligations to the Company or to a Member, Assignee, Manager, or other Person who is a party to this Agreement, that Member, Assignee, Manager, or officer of the Company shall not be liable to the Company or to any such other Member, Assignee, Manager, or Person for its good faith reliance on this Agreement.

(b) Specifically, and without limitation of the generality of the waiver contained in Section 5.8(a), the Manager is not required to refrain from dealing with the Company in the conduct or winding up of the Company's business as or on behalf of a party having an interest adverse to the Company, and is not obligated to account to the Company and hold as trustee any property, profit, or benefit derived by the Manager in the conduct or winding up of the Company's business..

5.9 Removal and Resignation.

(a) At a meeting called expressly for that purpose, Members holding a Majority Interest may remove all or any lesser number of Managers, with or without cause.

(b) Any Manager of the Company may resign at any time by giving written notice to the Company. The resignation shall take effect upon receipt of notice thereof unless the Manager agrees to accept such resignation to be effective at a later time as shall be specified in such notice.

(c) The removal or resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member, and shall not constitute a withdrawal of a Member.

5.10 Vacancies. To the extent a vacancy occurs within the number of Managers for any reason, if the Members do not fill such vacancy pursuant to Section 5.2(b) within thirty days of the occurrence of such vacancy, the Managers may (but are not required) by a Vote of a majority of the remaining Managers fill such vacancy.

5.11 Compensation, Reimbursement, and Organization Expenses.

(a) The Managers with the concurrence of Members holding at least a Majority Interest, may from time-to-time establish the compensation to be paid to the Managers and any officer, employee, or agent. Such compensation shall be paid from the Company's revenue before the Company makes any distributions to the Members. No Person shall be prevented from receiving such compensation by reason of the fact that he or she is also a Member of the Company.

(b) The Company shall reimburse its Managers, Members, and others who incur expenses on behalf of the Company as the Managers may from time-to-time authorize. It is not intended that the reimbursement of a Manager, Member, or other Person result in a profit, however, reimbursement may include an overhead charge not to exceed 10% of the amount of the expenses to be reimbursed.

ARTICLE 6.
RIGHTS AND OBLIGATIONS OF MEMBERS AND ASSIGNEES

6.1 Limitation of Liability. Each Member's or Assignee's liability shall be limited to the maximum extent possible as set forth in this Limited Liability Company Agreement, the LLC Act and other applicable law. A Member or Assignee shall not be personally liable for any debts or losses of the Company beyond his, her, or its respective Capital Contributions (defined in Section 1.7). Any Member may, however, voluntarily agree to be liable on a debt or obligation of the Company by entering into a separate written agreement or other undertaking with an obligee or creditor of the Company; provided, however, no Member may commit another Member to be liable on a debt or obligation of the Company unless authorized to do so in writing by such other Member.

6.2 Company Debt Liability. Except as otherwise required by law or contract, a Member or Assignee will not be personally liable for any debts or losses of the Company beyond his respective Capital Contributions and any obligation of the Member or Assignee under Section 8.1 or 8.3 to make Capital Contributions.

6.3 Member Guarantee Provision. The Company (through its Managers) may, in the ordinary course of Business, request that one or more Members or Assignees guarantee all or a portion of the Company's indebtedness to a Bank as a condition of the Bank being willing to advance funds to the Company. To the extent that one or more Members or Assignees guarantee indebtedness to any Bank, the Company may pay compensation to such guarantors as the Managers deem appropriate in the circumstances. The Company agrees that to the extent any guarantor of the Company's indebtedness is obligated to pay any amount pursuant to such guarantee, the guarantor will have a claim against the assets of the Company that is in preference to the claim of any Member, Assignee or other holder of Units. The Managers do not have to offer an opportunity to guarantee the Company's indebtedness to any Member or Assignee.

6.4 **Loans and Interest Bearing Advances.** Members, Assignees, and Managers may make secured or unsecured loans and interest bearing advances to the Company. Any such loans or advances shall be approved unanimously by the Managers, be segregated in a loans payable account, and shall bear interest at the prime rate prevailing from time-to-time while such advances are outstanding, as reflected by the prime rate established by Wells Fargo Bank, Denver, Colorado, for loans to large borrowers or at such other rate as may be approved by the Managers. Any Member, Assignee, or Manager who makes a loan to the Company which has been approved by the Managers as set forth herein will have the right to take a security interest in the Company's assets, enforce loan covenants, foreclose on collateral, and take other commercially reasonable actions as a creditor without violating any statutory, fiduciary, contractual, or other duty owed to the Company.

6.5 **Members and Assignees Have No Agency Authority.** Except as expressly provided by resolution of the Managers, no Member or Assignee (in their capacity as Members and Assignees) shall have any agency authority to take any action on behalf of the Company, whether or not such Person is a Member.

6.6 **Units Are Not Governed by Article 8.** Units Are Not Governed by Article 8 of UCC. Units representing Membership Interests and Economic Interests are not intended to be governed by, Article 8 of the Uniform Commercial Code ("UCC") as adopted under the Iowa Code. Units will not be represented by a certificate.

6.7 **Expulsion of Members.** Upon recommendation by the Managers, Members holding a Majority Interest may (by consent or by vote) expel a Member from the Company, provided that the Member being expelled has no personal liability on any debt of the Company. If a Member has personal liability on any debt of the Company, the Members may not expel such Member unless the Members approving the expulsion agree in writing to indemnify and hold the Member being expelled harmless from any liability resulting from such debt. An expelled Member shall be treated for all purposes as an Assignee.

6.8 **Financial Reports.** The Company shall provide to each of the Members, at least, an up-to-date balance sheet and profit and loss statement within eight weeks after the end of each fiscal year in a standard accounting format.

ARTICLE 7.
MEETINGS OF MEMBERS

7.1 **Meetings.**

(a) The Members may meet at such times and places, either within or outside the State of Iowa, as may be determined by the Managers.

(b) The Managers shall call a meeting of the Members promptly upon receiving the written request made by two or more Members holding Units entitled to Vote exceeding 20% of the Percentage Membership Interests. Any written request will set forth the names and addresses of the Persons requesting the meeting and the subject matters that such Persons request be discussed at that meeting. The Persons requesting the meeting may present an explanation and discussion of the issues which, upon their request, the Managers will mail to the Members together with the Notice of the meeting.

(c) (i) When the Managers call a meeting of the Members, they shall provide at least 10 days' Notice (but not more than 60 days' Notice) of the date, time, and place of the meeting to all Members, which Notice will include a description and (if the Managers deem it necessary or appropriate) a discussion of the issues to be discussed and/or Voted upon at the meeting.

(ii) When the Managers call a meeting, they shall determine the matters to be considered at the meeting, and whether any Units other than the Units with the right to Vote, will be entitled to Vote at the meeting.

(d) Meetings will be conducted in a manner the Managers determine to be fair and reasonable in the circumstances. In conducting meetings the Managers may, but are not obligated to, refer to sources such as The Modern Rules of Order or other similar publication setting forth a method of parliamentary procedure.

(e) Meetings may be held by telephone, Internet, or other form of electronic or telecommunication.

(f) The Company shall have no obligation to conduct annual or special meetings or to keep minutes thereof.

7.2   Manner of Acting.

(a) Whether at a meeting or otherwise, the affirmative Vote of Members holding a Majority Interest shall be the act of the Members unless the Vote of a greater or lesser proportion or number is otherwise required by this Limited Liability Company Agreement or by the Managers.

(b) Any action that may be taken by Members at a meeting may be taken by the written consent of Members holding the Percentage Membership Interests that would be required to approve such action at a duly held meeting.

(c) Unless otherwise expressly provided herein or required under applicable law or determined by the Managers, Members who have an interest (economic or otherwise) in the outcome of any particular matter upon which the Members Vote, may Vote upon any such matter and such Vote shall be counted in the determination of whether the requisite matter was approved by the Members.

7.3   Proxies. At all meetings of Members, a Member may Vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be delivered to the Managers before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.


ARTICLE 8.
CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS


8.1   Capital Contributions.

(a) Each Class A and Class B Member having a capital interest has made his or her Initial Capital Contribution, and has received Units, which Initial Capital Contribution and Units are reflected on <u>Exhibit A</u>, attached hereto.

(b) Persons to whom the Managers determine to issue additional Units in the future will make Initial Capital Contributions as the Managers may require.

(c) The Managers will amend this Agreement and Exhibit A from time-to-time as necessary to reflect the admission of new Members (Sections 8.3 and 11.2(a)), issuance of additional Units (Sections 8.1(b) and 8.3), Additional Capital Contributions (Section 8.2), or other terms, conditions, rights, and obligations of new and existing Members. Such amendments may be made pursuant to Section 14.1(a) hereof without the consent of the Members.

8.2   Additional Capital Contributions. The Company may not require any Member to make any Additional Capital Contribution.

8.3   Issuance of Additional Units and Options to Purchase Units.

(a) The Company may issue additional Units to new or existing Members for such consideration and on such other terms and conditions as may be determined by the Managers, subject to the limitations and provisions of this Agreement, and the issuance of such Units may dilute the Vote and the Economic Interest of existing Units then outstanding.

(b) In issuing such additional Units, the Managers may determine all restrictions and conditions applicable to such Units, including (without limitation) restrictions and conditions such as:

(i) Whether the Units are entitled to Vote;

(ii) Whether the Units or any portion thereof vest over time or are based on performance or other criteria;

(iii) The consideration to be paid for the additional Units, if any;

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(iv) The economic terms of such Units (including, without limitation, their right to share in the Net Profits and Net Losses of the Company, whether the Units are entitled to a preferential or subordinated return, and any special allocations attributable to such Units);

(v) Whether the holders of existing Units have any preemptive rights to acquire the additional Units;

(vi) The effective date of admission of the purchaser as a Member; and

(vii) Other conditions of issuance or attributes of the Units (financial or otherwise) the Managers may determine to be appropriate in the circumstances.

(c) No Person who acquires additional Units may be admitted as a Member unless the Managers specifically approve such admission and unless such Person executes and agrees to be bound by the provisions of this Limited Liability Company Agreement.

(d) The Company may issue options to purchase Units for such consideration, and on such other terms and conditions, as may be determined by the Managers, subject to the limitations and provisions of this Agreement. In issuing options to purchase such Units, the Managers may determine all restrictions and conditions applicable to such Units as set forth in Section 8.3(b), above, the exercise price for such options, the term of such options, whether, upon exercise, the option holder will be admitted as a Member, and other terms and conditions as the Managers may determine to be appropriate. No Person who acquires additional Units pursuant to the exercise of an option may be admitted as a Member unless the Managers specifically approve such admission (either at the time of issuance of the option or upon exercise thereof) and unless such Person executes and agrees to be bound by the provisions of this Limited Liability Company Agreement. No option holder will be treated as a Member or Assignee.

8.4   Capital Accounts. The Company will maintain a separate Capital Account for each Member and Assignee in accordance with the Code and the applicable Treasury Regulations. All provisions in this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treas. Reg. § 1.704-1(b) and § 1.704-2 and shall be interpreted and applied in a manner consistent with these Regulations. In the event that Members shall determine that it is prudent to modify the manner in which the Capital Accounts, or any additions or subtractions to the Capital Accounts, are computed to comply with these Regulations, the Members may make appropriate modifications, provided that the modifications are not likely to materially affect the amounts distributable to any Member or Assignee upon the dissolution of the Company. The Members and Assignees shall also make (a) any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and Assignees and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with the applicable Treasury Regulations, and (b) any appropriate modifications in the event that this Agreement would otherwise not comply with Treas. Reg. § 1.704-1(b) and § 1.704-2. In addition, the Managers, in their discretion and in accordance with the Code and Regulations, may direct the Company to increase the Members' and Assignees Capital Accounts to reflect a

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revaluation of the Company property on the Company's books and records. Any such adjustment shall be made in accordance with the applicable Treasury Regulations.

8.5   Withdrawal or Reduction of Economic Interest Owners' Contributions to Capital. A Member may withdraw or resign as a Member at any time. A Member's withdrawal or resignation shall cause the Member to be treated as an Assignee for all purposes. For clarity, if a Member is treated as an Assignee, such Member will no longer have any right to vote or to receive any information other than as provided in Section 9.8. No withdrawal or resignation shall entitle the former Member or his or her successor to demand that the Economic Interest be liquidated. Any Member resigning or withdrawing from the Company that results in damage or injury to the Company will be liable to the Company for such damages which damages may be offset against the former Member's Economic Interest.

8.6   Limitation of Distributions. No person is entitled to receive a Distribution of any part of its Capital Contribution to the extent such Distribution would violate Section 9.2(d). No Member or Assignee, irrespective of the nature of its Capital Contribution, has the right to demand and receive property other than cash in return for its Capital Contribution.

8.7   No Preemptive Rights. No person has the preemptive right by reason of being a Member or Assignee to acquire any additional Units that the Company may issue.

8.8   Carry Over Capital Account. If any person transfers an interest in accordance with this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to such Units.

8.9   Notice of Sale of Interest to Third Parties. Each Original Member shall receive, promptly after receipt, all written information or communications received by the Company or another Member regarding the sale of any Membership Interest in the Company promptly after receipt.

ARTICLE 9.
ALLOCATIONS, INCOME TAX, DISTRIBUTIONS, AND REPORTS

9.1   Allocations of Net Profits and Net Losses.

(a) Subject to Section 9.1(b), the Net Profits and Net Losses of the Company and each other allocable item included in the Company's tax return for each fiscal year will be allocated between each Member or Assignee in accordance with the Percentage Economic Interest of such holder.

(b) Guaranteed Payments and Regulatory Allocations

(i) *Guaranteed Payments.* To the extent the Company pays guaranteed payments or compensation (as described in Section 5.11 or otherwise) or interest earned on money the Company borrowed from a Member or Assignee under Section 6.4, and if such guaranteed payment, compensation, or interest is later held to be a distribution, the Company will specially allocate Net Profits to the Member or Assignee who received such guaranteed payment, compensation, or interest in a positive amount equal to the amount of such guaranteed payment, compensation, or interest that was reclassified as a distribution.

(ii) *Qualified Income Offset.* In the event any Member or Assignee has a Deficit Capital Account at the end of any year or if any Member or Assignee unexpected receives any adjustments, allocations or distributions that results in a Deficit Capital Account, each such Member or Assignee shall be specially allocated items of Company income and gain in the amount of such Deficit Capital Account as quickly as possible, provided that an allocation pursuant to this Section 9.1(b)(ii) shall be made only if and to the extent that such Member or Assignee would have a Deficit Capital Account in excess of such sum after all other allocations provided for in this Section 9.1 have been made as if Section 9.1(b)(ii) was not in the Limited Liability Company Agreement. This Section 9.1(b)(ii) is intended to constitute a "qualified income offset" within the meaning of Treas. Reg. § 1.704-1(b)(2)(ii)(d)(3) and shall be interpreted to comply with the requirements of such Regulation.

(iii) *Non-recourse Deductions.* Deductions attributable to non-recourse debt incurred by the Company shall be specially allocated among the Members and Assignees in proportion to such Person's Percentage Economic Interest and in accordance with Treas. Reg. § 1.704-2(c).

(iv) *Code § 754 Adjustment.* The Managers may cause the Company to make a § 754 election when, in their discretion, they deem it appropriate to do so. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code § 734(b) or Code § 743(b) is required (pursuant to Treas. Reg. § 1.704-1(b) or otherwise) to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members and Assignees in accordance with their interests in the Company or to the Member or Assignee to whom such distribution was made as may be required by Treas. Reg. § 1.704-1(b) or otherwise.

(v) *Minimum Gain Chargeback.* Notwithstanding any other provision of this Section 9.1, if there is a net decrease in the Partnership Minimum Gain during a taxable year of the Company, then, the Capital Accounts of each Member and Assignee shall be allocated items of Net Profits for such year (and if necessary for subsequent years) equal to that person's share of the net decrease in the Partnership Minimum Gain. This Section 9.1(b)(v) is intended to comply with the minimum gain chargeback requirement of Treas. Reg. § 1.704-2 and shall be interpreted consistently therewith. If in any taxable year that the Company has a net decrease in the Partnership Minimum Gain, if the minimum gain chargeback requirement would cause a distortion in the economic arrangement among the holders of

Economic Interests and it is not expected that the Company will have sufficient other income to correct that distortion, the Managers may in their discretion (and shall, if requested to do so by a Member) seek to have the Internal Revenue Service waive the minimum gain chargeback requirement in accordance with Treas. Reg. § 1.704-2(f)(4).

(vi) *Curative Allocations.* The allocations set forth in Sections 9.1(b)(ii) through (v) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of Net Profits and Net Losses and other items of Company income, gain, loss, or deduction pursuant to this Section 9.1. Therefore, notwithstanding any other provision of this Article 9 (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Net Profits and Net Losses and other items of Company income, gain, loss, or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's and Assignee's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member or Assignee would have had if the Regulatory Allocations were not part of the Limited Liability Company Agreement and all Company items were allocated pursuant to Section 9.1(a). In exercising their discretion under this Section 9.1(b)(vi), the Managers shall take into account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

(vii) Other Allocation Rules.

(A) *When Allocations Are Made.* Net Profits and Net Losses and any other items of income, gain, loss, or deduction shall be allocated to the Members and Assignees pursuant to this Section 9.1 as of the last day of each year; provided that Net Profits and Net Losses and such other items shall also be allocated at such times as the Fair Market Values of the Company's property are adjusted.

(B) *Varying Interest.* For purposes of determining the Net Profits and Net Losses or any other items allocable to any period, Net Profits and Net Losses and any such other items shall be determined on a monthly, or other basis, as determined by the Managers using any permissible method under Code § 706 and the Treasury Regulations thereunder.

(C) *Consistent Reporting of Allocations.* The Members and Assignees are aware of the income tax consequences of the allocations made by this Section 9.1 and hereby agree to be bound by the provisions of this Section 9.1 in reporting their respective share of Net Profits and Net Losses and other allocable items for income tax purposes, except to the extent otherwise required by law.

(D) *Sharing Excess Non-recourse Liabilities.* Solely for purposes of determining a Member's or Assignee's proportionate share of the "excess non-recourse liabilities" of the Company within the meaning of Treas. Reg. § 1.752-3(a)(3) (if any), the Members' and Assignees' interests in Company profits are in proportion to such Person's Percentage Economic Interest.

(E) *Treatment of Distributed Loan Proceeds.* To the extent permitted by Treas. Reg. § 1.704-2(h)(3), the Managers shall endeavor not to treat distributions of cash available for distribution as having been made from the proceeds of a non-recourse liability or a Member non-recourse debt.

(F) *Part Year Allocations with respect to Transferred Interests.* No Person shall be entitled to any retroactive allocation of Net Profits or Net Losses incurred by the Company. At the time a Transfer of any Units occurs pursuant to the requirements of this Agreement, the Managers may, at their option, close the Company books (as though the Company Fiscal Year had ended) or make a pro rata allocation of Net Profits and Net Losses to the transferor for that portion of the Fiscal Year during which the transferor was an owner of an Unit.

(viii) *Tax Allocations: Code § 704(c).*

(A) *Code § 704(c) Allocations.*

(I) In accordance with Code § 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed as a Capital Contribution to the Company shall, solely for federal income tax purposes, be allocated among the Members and Assignees so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Market Value at the time of contribution.

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(II) The Capital Accounts of the Members shall be increased or decreased to reflect a revaluation of Company property (including intangible assets such as goodwill) on the Company's books in connection with a Revaluation Event. Upon such revaluation: (1) the book value of Company property shall be adjusted based on the Fair Market Value of Company property (taking Code § 7701(g) into account) on the date of the Revaluation Event; and (2) the unrealized income, gain, loss, or deduction inherent in such Company property (that has not been reflected in the Capital Accounts previously) shall be allocated among the Members as if there were a taxable disposition of such Company property for such Fair Market Value on the date of the Revaluation Event.

For the purposes of this paragraph, the term *Revaluation Event* means:

(A) The acquisition of an interest in the Company by any new or existing Member or Assignee in exchange for more than a *de minimis* Capital Contribution, or

(B) the liquidation of the Company or a distribution by the Company to a Member or Assignee of more than a *de minimis* amount of Company property as consideration for an interest in the Company, or

(C) the grant of an interest in the partnership (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the partnership by an existing partner acting in a partner capacity, or by a new partner acting in a partner capacity or in anticipation of being a partner, or

(D) as may otherwise be permitted by Treas. Reg. § 1.704-1(b)(2)(iv)(f).

Subsequent allocations of Profits and Losses with respect to such property shall take account of any variation between the adjusted basis of such property for federal income tax purposes and its Fair Market Value in the same manner as under Code § 704(c), using any method described in Treas. Reg. § 1.704-3 as determined by the Managers. The foregoing adjustments shall be made only if they are necessary or appropriate to reflect the relative economic interests of the Members and Assignees in the Company.

(A) *Elections.* Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Limited Liability Company Agreement, provided that the Company shall elect to apply the traditional allocation method permitted by the Treasury Regulations under Code § 704(c). Allocations pursuant to this Section 9.1(b)(ix) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account, ownership of Units, or distributions pursuant to any provision of this Limited Liability Company Agreement.

(B) *Residual Allocations.* Except as otherwise provided in this Limited Liability Company Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members and Assignees in accordance with such Person's Percentage Economic Interest.

9.2   Distributions.

(a) Except as provided in Sections 9.2(b) or 10.2, all distributions of Distributable Cash shall be made to the Members and Assignees in accordance with such person's Percentage Economic Interest.

(b) The Company shall make such distributions of Distributable Cash at such time or times as the Managers determine in their sole discretion. To the extent the Managers can do so without materially adversely affecting the Business, the Managers will cause the Company to make distributions to Members and Assignees to compensate them for taxes they may have to pay as a result of any allocations made to the Members and Assignees. For the purpose of this requirement (and unless otherwise required this Limited Liability Company Agreement (including, without limitation, Section 10.2)), each Member and Assignee will be treated identically to the extent of such holder's Percentage Economic Interest, and the Managers may determine the appropriate amount of distribution to be made.

(c) The Managers may compel the Members and Assignees to accept distributions from the Company in a form other than cash provided the person's Percentage Economic Interest in the distribution is equal to the percentage in which the Member or Assignee shares in distributions as provided in this Section 9.2.

(d) The Company will not make any distribution if such distribution would violate the LLC Act.

9.3   **Accounting Principles.** The Net Profits and Net Losses of the Company and other allocable items shall be determined in accordance with accounting principles applied on a consistent basis using the cash or accrual method of accounting as the Managers may determine to be appropriate.

9.4   **Interest On and Return of Capital Contributions.** No Member or Assignee shall be entitled to interest on his Capital Contribution or to return of his Capital Contribution.

9.5   **Accounting Period.** The Company's accounting period (also referred to herein as the Company's fiscal year) shall be the calendar year.

9.6   **Withholding.** All Distributions to owners of an Economic Interest will be subject to withholding if required by the Code or other applicable law. All amounts so withheld nonetheless will be deemed to have been distributed to such owner.

9.7   **Inspection of Books and Records.**

(a) Upon reasonable Notice to the Company, the Members (at their own expense) shall have the right to inspect the Company's books and records during normal business hours in a manner the Managers reasonably believe will minimize any adverse impact of such inspection on the Business and to minimize the disclosure of Confidential Information.

(b) If requested by any Member in writing and at the Member's expense, the Managers, acting on behalf of the Company, shall choose and hire a qualified independent auditor to conduct an audit of the Company's financials (not more than once per fifteen month period). Upon completion of such audit, the Company shall make the results and any reports available to all Members. If the audit reveals discrepancies of greater than 10% with respect to any material item (such as annual revenues or net income) from the financial statements prepared by the Company for the period in question, the Company will reimburse the Member for the costs of the audit.

9.8   **Reports.** The Managers shall prepare and provide such reports for the Members as the Managers determine necessary or appropriate in the circumstances. Such reports shall include financial information regarding the Company, but such financial information does not need to be audited. To the extent the Managers determine it appropriate to provide a copy of the budget and operating plan to the Members, the Managers may summarize information contained therein to prevent the disclosure of Confidential Information. The Managers will provide reports to Assignees permitted under this Limited Liability Company Agreement to the same extent that the Managers provide reports to Members.


ARTICLE 10.
DISSOLUTION


10.1   **Dissolution.** The Company shall be dissolved:

(a) upon the Vote of Members holding a Majority Interest;

(b) the sale, transfer, or assignment of all or substantially all of the assets of the Company;

(c) there being no Members unless, within 91 days after the termination of the membership of the last Member, the Assignees of the last Member holding at least a Majority Interest in the Company held by the last Member at the time of his or her withdrawal, resignation, or death, have admitted at least one person as a Member; and

(d) as otherwise required by law.

10.2 **Winding Up, Liquidation, and Distribution of Assets.** Upon dissolution, the Company shall prepare an accounting of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Managers may continue to conduct the Business in a manner to maximize the liquidation proceeds of the Business to the Company, and shall immediately proceed to wind up the Company's affairs.

(a) If the Company is dissolved and its affairs are to be wound up, the Managers shall:

(i) Sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Managers may determine to distribute any assets to the Members and Assignees in kind) and, if any assets of the Company are to be distributed in kind (*pro rata* or in such other manner as the Managers may determine appropriate in the circumstances), the net Fair Market Value of such assets as of the date of dissolution shall be determined by negotiation among the Members (requiring the consent of a Majority Interest of the Members to whom the assets are not being distributed) or by independent appraisal. Such assets shall be deemed to have been sold as of the date of dissolution, and any Net Profits or Net Losses resulting from such sales or deemed sales shall be allocated to the Members' and Assignees' Capital Accounts in accordance with Article 9 hereof;

(ii) Discharge all liabilities of the Company, including liabilities to Members and Assignees who are also creditors, to the extent otherwise permitted by law, other than liabilities to Members and Assignees for distributions and the return of capital, and establish such reserves as may be reasonably necessary to provide for the Company's contingent liabilities (for purposes of determining the Capital Accounts of the Members and Assignees, the amounts of such reserves shall be deemed to be an expense of the Company); and

(iii) Distribute the remaining assets in the following order:

(A) Distribute to the Members and Assignees the remaining assets in accordance with the positive balance (if any) of each Member's and Assignee's Capital Account (as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs), either in cash or in kind, as determined by the Managers, with any assets distributed in kind being valued for this purpose at their Fair Market Value. Any such distributions to the Members and Assignees in respect of their Capital Accounts shall be made in accordance with the time requirements set forth in the Treasury Regulations.

(B) Thereafter distribute to the Members and Assignees in accordance with their Percentage Economic Interests.

(b) Notwithstanding anything to the contrary in this Limited Liability Company Agreement, upon a liquidation within the meaning of Treas. Reg. § 1.704-1(b), if any Member or Assignee has a deficit Capital Account (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member or Assignee shall have no obligation to make any Capital Contribution, and the negative balance of such Member's or Assignee's Deficit Capital Account shall not be considered a debt owed by such Member or Assignee to the Company or to any other Person for any purpose whatsoever.

(c) Upon completion of the winding up, liquidation, and distribution of the assets, the Company shall be deemed terminated.

(d) The Managers shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

(e) The Managers or other persons who wind up the business and affairs of the Company shall be entitled to reasonable compensation for doing so.

10.3   Return of Contribution Non-recourse to Other Members. Upon dissolution, each Member and Assignee shall look solely to the assets of the Company for the return of his Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution or any preferential return of one or more Members and Assignees, such Members or Assignees shall have no recourse against any other Member or Assignee.

ARTICLE 11.
BUY-SELL PROVISIONS

11.1   Transfers Void; Effect.

(a) Except as contemplated in Sections 11.1(b) - 11.1(g), should any Member or Assignee attempt to sell, transfer, assign, or in any way alienate all or any portion of his Economic Interest by charging order against the Member or Assignee, or otherwise ("Transferred Interest") to a Person not then a Member, whether now owned or hereafter acquired, without the prior written consent of the Managers (whether such transfer is voluntary or involuntary, by operation of law, by court order, by charging order, or otherwise) such attempted sale, transfer, assignment, or other form of alienation shall be deemed to be void *ab initio*, and this shall be considered to be a "Terminating Event." For the purposes of this Article 11, where a Member or Assignee is an entity, the term "transfer" includes a transfer of ownership of such Member or Assignee resulting in the direct or indirect owners thereof owning less than 51% ownership interest in such Member or Assignee. It is the intent of this provision, where an entity is a Member or Assignee of the Company, to require the direct or (where an entity Member or Assignee is owned by one or more other entities) indirect ownership of the owners of the entity Member or Assignee to remain substantially as at the time such entity became a Member or acquired its interest as an Assignee.

(b) Notwithstanding the restrictions set forth in Section 11.1(a), a Member may transfer his Membership Interest by will, by laws of descent and distribution, and *inter vivos*, in each case to the Member's spouses or descendants at law (whether naturally-born or adopted) or to a revocable trust or trusts which include the Member's spouses or descendants at law (whether naturally-born or adopted) as beneficiaries. Furthermore, a Member that is an entity may transfer its Membership Interests to persons who are equity owners of such Member provided that such distribution is upon dissolution of such Member and provided further that such transfer does not result in a dissolution of the Company for federal income tax purposes or a violation of federal or applicable state securities laws. Any transferee pursuant to this Section 11.1(b) will be considered to be an "Assignee" unless and until such person executes and returns to the Company this Limited Liability Company Agreement (as it may be amended in the future) at which point such person will be deemed admitted as a Member pursuant to this Limited Liability Company Agreement. This right only applies to the transferee receiving its interest directly from such Member, and does not apply to subsequent transferees.

(c) If a Member or Assignee (the "Selling Owner") wishes to dispose of his, her, or its Membership Interest or Economic Interest or any portion thereof (the "Offered Units") through a voluntary sale or other disposition, including but not limited to a sale to another Member, the Member must obtain the consent of the Managers and then:

(i) the Selling Owner shall first notify the Company, and the Company shall in turn notify the other Members (and in the discretion of the Managers, the Economic Interest Owners who are not Members) of the identities of the Selling Owner and the proposed purchaser or purchasers, the number of Offered Units, and the proposed price and other terms of sale. The Selling Owner shall provide copies of the offer and other related documents to the Company and to the other Members and Assignees.

(ii) The Company shall have a right of first refusal (but not the obligation) to purchase the Offered Units or any portion thereof at the price and on the terms offered by the proposed purchaser.

(iii) The Company shall exercise its right to purchase the Offered Units by giving notice to all Members and Assignees, indicating the number of Offered Units it will purchase, within 20 days following receipt of the notice from the Selling Owner, and shall complete the purchase in accordance with the terms hereof within 50 days after the expiration of the 20 day period.

(d) If the Company does not exercise its right to purchase with respect to all of the Offered Units, the other Members (and, in the discretion of the Managers, the other Economic Interest holders who are not Members) shall have the right (but not the obligation) to purchase any of the Offered Units not purchased by the Company at the same prices and terms as were available to the Company.

(i) In order to exercise their purchase rights, the other Members and Assignees shall, within 20 days after receiving notice from the Company that it intends to purchase fewer than all of the Offered Units, deliver to the Company a written election to purchase so many of the "Remaining Offered Units" as each may desire to purchase, specifying that such Person will purchase at the price and terms offered by the proposed purchaser, and shall complete the purchase in accordance with the terms hereof within 30 days after the expiration of the 20 day period.

(ii) If the total number of Units that all other Members and Assignees desire to purchase exceeds the number of Remaining Offered Units, each such other Member and Assignee shall have priority, up to the number of Membership Interest set forth in its written election, to that fraction of the Remaining Offered Units in which the numerator is the number of Membership Interest owned by the purchasing Member and the denominator is the number of Membership Interest owned by all Members who elect to purchase. That portion of the Remaining Offered Units not purchased on such a priority basis shall be allocated in one or more successive allocations to those Members who have indicated in their written elections that they desire to purchase more than the number of Membership Interest to which they have a priority right, with the allocation determined by a fraction, the numerator of which is the number of Membership Interest owned by such purchasing Member and the denominator is the number of Membership Interest owned by all such purchasing Members.

(e) If the Company and the other Members and Assignees do not purchase all of the Offered Units pursuant to Sections 11.1(c), they will not be entitled to purchase any of the Offered Units without the agreement of the Selling Owner. Furthermore, subject to Section 11.1(f), Section 11.1(g), Section 11.1(h), and Section 11.1(i) hereof, the Selling Owner shall be free for a period of 30 days thereafter to sell all (but not less than all) of the Offered Units to the same purchaser or purchasers who offered to purchase the Offered

Units, at the same price and on the same terms set forth in the Selling Owner's notice of intended sale.

(f) If the number of Offered Units exceeds 65% of the total number of Units outstanding and if the Company or the remaining Members and Assignees do not purchase all of the Offered Units pursuant to Section 11.1(c), above, the purchaser may require the remaining Members and Assignees to sell all of the Membership Interest and Economic Interest that each owns to the purchaser at the same price and on the same terms and conditions set forth in the Selling Owner's notice of intended sale (except that to the extent the price and terms offered to the Selling Owner contain any non-cash items or a deferred obligation, such non-cash items or deferred obligation must be monetized to present value for the benefit of the Members and Assignees other than the Selling Owner and the transaction must result in cash being paid to the other Members and Assignees at the closing in lieu of any non-cash item or deferred payment obligation). The purchaser shall give notice to the remaining Members and Assignees of its intention to exercise this right, not later than the date that the purchaser completes the transaction with the Selling Owner, and the remaining Members shall have a minimum of 30 days to complete the transaction.

(g) On the other hand, If the number of Offered Units exceeds 50% of the total number of Units outstanding and if the Company or the remaining Members and Assignees do not purchase all of the Offered Units pursuant to Section 11.1(c), above, and if all of the other and remaining Members and Assignees also desire to sell their Membership Interests to the third party purchaser, then the Selling Owner shall require said purchaser, as a condition to the purchase of the Offered Units, to purchase all of the Membership Interests owned by the other and remaining Members and Assignees at the same price and on the same terms and conditions set forth in the Selling Owner's notice of intended sale (except that to the extent the price and terms offered to the Selling Owner contain any non-cash items or a deferred obligation, such non-cash items or deferred obligation must be monetized to present value for the benefit of the Members and Assignees other than the Selling Owner and the transaction must result in cash being paid to the other Members and Assignees at the closing in lieu of any non-cash item or deferred payment obligation). The remaining Members and Assignees shall give notice to the Selling Owner of their intention to exercise this right, not later than 30 days after receiving notice from the Company that it intends to purchase fewer than all of the Offered Units.

(h) In the case of a transaction under Sections 11.1(f) or 11.1(g), the Company and the other Members shall cooperate with reasonable requests for due diligence investigations by prospective purchaser, *provided, however:*

(i) The purchaser provides the Company and the other Members information reasonably satisfactory to the Company and to the other Members that it is financially capable (directly or with borrowings) of completing the purchase of all of the outstanding Units; and

(ii) The purchaser enters into confidentiality and non-use agreements as to any confidential or non-public information about the Company that the purchaser may receive in its due diligence investigation, which confidentiality and non-use agreements must be satisfactory to the Company and to the other Members in their reasonable discretion.

(iii) The purchaser makes all appropriate disclosure to the Company and to the other Members regarding its ability to complete the purchase, the source of funds for such purchase, the persons who beneficially own the proposed purchaser, and other information the other Members may reasonably request.

(i) In all cases, all transfers must be accomplished in accordance with the requirements of Section 11.3, below. In all cases, if the purchaser does not meet its requirements under Section 11.1(f), above, the sale by the Selling Owner to the purchaser, if completed, will be considered void *ab initio*.

11.2 Admission of Members; Rights of Assignees.

(a) Assignees may be admitted as Members of the Company upon the approval of Members holding at least a Majority Interest or upon approval of the Managers, subject to the additional conditions set forth in Section 11.3. Members who purchase the Membership Interests pursuant to Section 11.1 hereof will be deemed admitted as Members to the extent of the Membership Interest purchased.

(b) Rights of Assignees who are not admitted as Members.

(i) Any Assignee which has been transferred in accordance with this Limited Liability Company Agreement will, on the effective date of the transfer, have only those rights of an assignee as specified in the LLC Act and this Limited Liability Company Agreement unless and until such Assignee is admitted as a Member pursuant to this Limited Liability Company Agreement. This provision limiting the rights of an Assignee will not apply if such Assignee is already a Member.

(ii) No Assignee has the right:

(A) to participate or interfere in the management or administration of the Company's Business or affairs,

(B) to Vote or agree on any matter affecting the Company or any Member,

(C) to require any information on account of Company transactions, or

(D) to inspect the Company's books and records.

(iii) The only right of an Assignee is to receive the allocations and distributions to which the transferor was entitled (to the extent of the Units

30

transferred). To the extent of any Units transferred, the transferor Member does not possess any right or power as a Member and may not exercise any such right or power directly or indirectly on behalf of the Assignee.

(iv) However, each Assignee (including both immediate and remote Assignees) will be subject to all of the obligations, restrictions, and other terms contained in this Limited Liability Company Agreement as if such Assignee were a Member.

11.3 **Additional Conditions to Recognition of Transferee.**

(a) If a Selling Owner transfers an Economic Interest to a Person who is not already a Member, as a condition to recognizing the effectiveness and binding nature of such Transfer (subject to this Article 11), the Managers may require the Selling Owner and the proposed Assignee to execute, acknowledge, and deliver to the Managers such instruments of transfer, assignment, and assumption, and such other certificates, representations, and documents, and to perform all such other acts which the Managers may deem necessary or desirable to accomplish any one or more of the following:

(i) Constitute such Assignee as a Member as to the interest assigned (even if the Assignee is a Member as to other Membership Interests);

(ii) Confirm that the proposed Assignee as an Economic Interest Owner, or to be admitted as a Member, has accepted, assumed, and agreed to be subject to and bound by all of the terms, obligations, and conditions of this Agreement, as the same may have been further amended (whether such Person is to be admitted as a new Member or will merely be an Assignee);

(iii) Preserve the Company after the completion of such transfer under the laws of each jurisdiction in which the Company is qualified, organized, or does business;

(iv) If, in the reasonable judgment of the Manager the transfer may result in a termination of the Company for federal income tax purposes under Code § 708(b)(1)(B), prevent such termination and declare such transfer is void;

(v) Maintain the status of the Company as a partnership for federal income tax purposes;

(vi) Assure compliance with any applicable state and federal laws, including Securities Laws and regulations; and

(vii) Prevent the Company being treated (or in the reasonable judgment of the Manager may result in the Company being treated) as a publicly-traded partnership within the meaning of Code § 7704.

(b) Any transfer of an Economic Interest and admission of a Member in compliance with this Article 11 shall be deemed effective as of the last day of the calendar month in which the required approval thereto was given. The Selling Owner hereby indemnifies the Company and the remaining Members against any and all loss, damage, or expense (including tax liabilities or loss of tax benefits) arising directly or indirectly as a result of any transfer or purported transfer in violation of this Article 11.

(c) No transfer is valid if it would result in the Company being treated as a "publicly traded partnership" taxable as a corporation for federal income tax purposes.

(d) Any person that transfers an Unit (the "Selling Owner") shall notify the Company of the transfer in writing within 30 days of the transfer, or, if earlier, by March 31 following the transfer, and must include the names and addresses of the transferor and Assignee, the taxpayer identification numbers of the Selling Owner and the Assignee, and the date of the transfer.

11.4   Gifts of Ownership Interests. Subject to compliance with Sections 11.2 and 11.3, a Gifting Owner may Gift all or any portion of its Economic Interest provided, however, that the successor-in-interest ("Donee") is either the Gifting Owner's spouse, former spouse, lineal descendant (including adopted children and step-children) or to an entity in which day-to-day voting control is directly or indirectly held by the Gifting Owner. A "transfer" will be deemed to have occurred for the purposes of this Article 11 if the day-to-day voting control over the Economic Interest becomes vested in some Person other than the Gifting Owner without the prior written consent of the Managers.

11.5   Member Designation. A Member may designate, in writing, a beneficiary to receive such Member's interest in the Company upon such Member's death. The written designation shall be fully revocable by the Member and may be changed by subsequent writings from time-to-time, in the sole discretion of the Member. Any beneficiary so designated shall be subject to all the terms of this Agreement and shall receive the Member's interest in the Company subject to any purchase option, any buy-sell agreement, or any other agreement potentially affecting such interest. Such beneficiary shall be admitted as a Member automatically upon the beneficiary accepting this Agreement in writing, without any further action of the Manager.

ARTICLE 12.
DISPUTE RESOLUTION

12.1   Disputes. Except for the specific performance remedy set forth in Section 14.5, in the event a dispute of any kind arises out of, in connection with, or relating to this Limited Liability Company Agreement or the operations of the Company hereunder (including any dispute concerning its construction, performance, or breach), the parties to the dispute (who may be any combination of the Company, any one or more of the Managers, and any one or more of the Members and Assignees) will attempt to resolve the dispute consensually as set forth in Section 12.2 before proceeding to arbitration as provided in Section 12.3. Each Manager, Member, Assignee, and the Company waive all rights to seek remedies in any court (including the right to seek dissolution by decree of court), and the right to jury trial. All documents, discovery, and other information related to any such dispute, and the attempts to resolve or arbitrate such dispute, will be kept confidential to the fullest extent possible.

12.2   Negotiation. If a dispute arises, any party to the dispute will give Notice to each other party. If the Company is not a party to the dispute, Notice will also be given to the Company. After Notice has been given, the parties in good faith will attempt to negotiate a resolution of the dispute.

12.3   Arbitration. If, within 45 days after the Notice provided in Section 12.2 has been given, a dispute is not resolved through negotiation or mediation, the dispute will be arbitrated. The parties to the dispute agree to be bound by the selection of an arbitrator, and to settle the dispute exclusively by binding arbitration in accordance with the following provisions:

(a) All parties to the dispute will collectively select one arbitrator. If they fail to do so within 45 days after the Notice provided in Section 12.2, one or more parties will request the Judicial Arbiter Group, Inc. ("JAG"), Denver, Colorado, to submit a panel of three arbitrators from which the choice of a single arbitrator will be made. The party requesting the arbitration will strike first, followed by alternative striking until one name remains. A similar procedure will be followed if there are more than two parties. The parties may by agreement reject one entire list, and request a second list. If selection by the above method is not completed within 90 days after the Notice provided in Section 12.2, or if there are more than three parties, then the arbitrator will be selected by JAG. The arbitrator so selected will then arbitrate the dispute in Denver, Colorado, and issue an award.

(b) To the extent consistent with the provisions of this Section 12.3, the arbitration will be conducted under the rules that JAG or the arbitrator may impose and in accordance with the Iowa Code. The arbitrator's decision will be made pursuant to the relevant substantive law of the State of Iowa. The award of the arbitrator will be final, binding, and non-appealable. Judgment on the award may be entered in any court, state or federal, having jurisdiction.

(c) The fees and expenses of the arbitrator, and the other direct costs of the arbitration, will be shared, initially, by the parties to the dispute who are Members or Assignees in proportion to their Percentage Economic Interests and (if the Company is a party to the dispute) by the Company in such proportion as the arbitrator may determine just and equitable. Each party to the dispute will bear all other costs and expenses as provided in Section 14.9. If one or more Members or Assignees are included in the arbitration because of his, its or their current or former ownership of an Economic Interest, such group will collectively be treated as one party to the dispute (through the Company as a party). The Arbitrator, as part of his final award, within his sole discretion, shall have the power, but not the obligation, to allocate direct and indirect costs and fees against any and all parties as he deems equitable.

ARTICLE 13.
INTELLECTUAL PROPERTY

13.1   Representations. This Article 13 applies to all Members who also either are employed by the Company or who work for the Company in a consulting capacity. Each such Member hereby represents and warrants to the Company, that:

(a) There are no inventions or original works of authorship that were made by me prior to the Relationship (collectively referred to as "Prior Intellectual Property"), which belong to me and which relate to the Company's proposed or current business, services, products or research and development.

(b) I agree that I will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and hereby assign, and agree to assign, to the Company, or its designee, all my right, title and interest throughout the world in and to any and all inventions, original works of authorship, developments, concepts, know-how, improvements, trademarks, domain names or trade secrets, whether or not patentable or registrable under patent, trademark, copyright or similar laws, that I may solely or jointly conceive or develop or reduce to practice or fix in a tangible medium, or cause to be conceived or developed or reduced to practice or fixed in a tangible medium, within the scope of and during the period of time of the Relationship (collectively referred to as "Intellectual Property"). I further acknowledge that all Intellectual Property which is developed by me (solely or jointly with others) within the scope of and during the period of the Relationship is a "work made for hire" (to the greatest extent permitted by applicable law) and is compensated by my salary, unless regulated otherwise by mandatory law. Finally, I acknowledge that this Section 14(b) does not apply to an invention for which no equipment, supplies, facility or trade secret information of the Company was used and which was developed entirely on my own time, and (1) which does not relate (a) directly to the business of the Company or (b) to the Company's actual or demonstrably anticipated research or development, and (2) which does not result from any work performed by me for the Company.

(c) I agree to keep and maintain adequate and current written records of all Intellectual Property developed by me (solely or jointly with others) during the term of the Relationship. The records may be in the form of notes, sketches, drawings, flow charts, electronic data or recordings, and any other format. The records will be available to and remain the sole property of the Company at all times. I agree not to remove such records from the Company's place of business except as expressly permitted by Company policy which may, from time to time, be revised at the sole discretion of the Company.

(d) I agree to assist the Company, or its designee, at the Company's expense, in every proper way to secure the Company's rights in the Intellectual Property and other intellectual property rights relating thereto in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other instruments which the Company shall deem necessary in order to apply for, obtain, maintain and transfer such rights and in order to assign and convey to the Company, its successors, assigns and nominees the sole and exclusive rights, title and interest in and to such Intellectual Property, and other intellectual property rights relating thereto. I further agree that my obligation to execute or cause to be executed, when it is in my power to do so, any such instrument or papers shall continue after the termination of this Agreement. If the Company is unable because of my mental or physical incapacity or unavailability or for any other reason to secure my signature to apply for or to pursue any application for any United States or foreign patents or copyright registrations covering Intellectual Property assigned to the Company as above, then I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, to act for and in my behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the application for, prosecution, issuance, maintenance or transfer of letters patent or trademark or copyright registrations thereon with the same legal force and effect as if executed by me. I hereby waive and irrevocably quitclaim to the Company any and all claims, of any nature whatsoever, which I now or hereafter have for infringement of any and all proprietary rights assigned to the Company.

(e) I hereby agree that the Intellectual Property created by me during the Relationship will be my own original creation and that it will in no way infringe upon any rights of any other person or business entity.

(f) I understand that nothing in this Agreement is intended to grant any rights to me under any patent, trademark, copyright or other intellectual property right of the Company, nor will this Agreement grant me any rights in or to the Proprietary Information, except as expressly set forth in this Agreement.

13.2 **Returning Company Documents.** I agree that, at the time of termination of the Relationship, I will deliver to the Company (and will not keep in my possession, recreate or deliver to anyone else) any and all devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, flow charts, equipment, other documents or property, or reproductions of any aforementioned items developed by me pursuant to the Relationship or otherwise belonging to the Company, its successors or assigns. I further agree that to any property situated on the Company's premises and owned by the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice.


ARTICLE 14.
GENERAL PROVISIONS


14.1 **Amendment and Power of Attorney.**

(a) The Managers may amend this Limited Liability Company Agreement or the Certificate of Formation of the Company without the consent of the Members provided that such amendments are administrative in nature, are otherwise permitted by this Agreement, or are required to comply with the Code or the LLC Act.

(b) The Members holding at least a Majority Interest of the Units entitled to Vote voting as a single class may amend this Limited Liability Company Agreement or the Certificate of Formation of the Company as they deem necessary or appropriate in the circumstances (except that a Majority Interest may not amend any provision herein requiring the vote of more than a Majority Interest). If there are no Members, persons who will be admitted as Members holding at least a Majority Interest following such admission may amend this Agreement, and such amendment may be effective immediately before the admission of new Members.

(c) Any amendment will become effective upon the required approval unless otherwise provided. Any duly adopted amendment to this Limited Liability Company Agreement is binding upon, and inures to the benefit of, each Person (whether a Member or Assignee) who holds an Economic Interest at the time of such amendment, without the requirement that such Person sign the amendment or any republication or restatement of this Limited Liability Company Agreement.

(d) To the extent that any such amendment restricts the rights of or imposes duties on Persons other than Members, no such amendment can become effective without the consent of such Persons acting by a Vote of a majority of the Economic Interests held by such Persons except to the extent permitted by the LLC Act.

(e) *Partnership Representative.* With respect to tax years beginning after December 31, 2017, the partnership representative of the Company pursuant to Section 6223(a) of the Code shall be any Member or other person with a substantial presence in the United States designated by the Managers in the manner prescribed by the Internal Revenue Service. (Any Person who is designated as the partnership representative is referred to herein as the "Partnership Representative".) The Partnership Representative is authorized to take such actions and to execute and file all statements and forms on behalf of the Company which may be permitted or required by the applicable provisions of the Code or Treasury Regulations issued thereunder, provided that the Partnership Representative may file suit only with approval of the Managers. The Partnership Representative shall have the sole authority to act on behalf of the Company under Subchapter C of Chapter 63 of the Code (relating to Internal Revenue Service partnership audit proceedings) and in any tax proceedings brought by other taxing authorities, and the Company and all Members shall be bound by the actions taken by the Partnership Representative in such capacity. The Partnership Representative shall keep the Manager and all Members informed of all notices from government taxing authorities that may come to the attention of the Partnership Representative. The Company shall pay and be responsible for all reasonable third party costs and expenses incurred by the Partnership Representative in performing those duties. Each Member and Assignee shall be responsible for any costs incurred by the Member or Assignee with respect to any tax audit or tax related administrative or judicial proceeding against any Member or Assignee, even though it relates to the Company. The Partnership Representative may not compromise any dispute with the Internal Revenue Service without the approval of an affirmative vote of a Majority Interest. If an audit results in an imputed underpayment by the Company as determined under Section 6225 of the Code, the Partnership Representative, with approval of the Managers, may make the election under Section 6226(a) of the Code within 45 days after the date of the notice of final partnership adjustment in the manner provided by the Internal Revenue Service. If such an election is made, the Company shall furnish to each Member of the Company for the year under audit a statement reflecting the Member's share of the adjusted items as determined in the notice of final partnership adjustment, and each such Member shall take such adjustment into account as required under Section 6226(b) of the Code and shall be liable for any related interest, penalty, addition to tax, or additional amount.

(f) (i) Each Member and Assignee hereby makes, constitutes, and appoints each Manager, with full power of substitution and resubstitution, its true and lawful attorney-in-fact in its name, place, and stead and for its use and benefit, to sign, execute, certify, acknowledge, swear to, file, and record: (A) all certificates and instruments which the Manager may deem necessary or appropriate to form, qualify, or continue the business of the Company as a limited liability company; (B) any and all amendments or changes to this Agreement and the instruments described in clause (A) above which the Manager may deem necessary or appropriate to effect a change or modification of the Company in accordance with the terms of this Agreement, including, without limitation, amendments or changes to reflect: (I) the exercise by any Manager of any power granted to it under this Agreement, (II) the issuance of Units and admission of any additional or substituted Member, and (III) the disposition by any Member or Assignee of its Units; (C) all certificates of cancellation and other instruments which the Manager deems necessary or appropriate to effect the dissolution of the Company pursuant to the terms of this Agreement; and (D) any other instrument which is now or may hereafter be required by law to be filed on behalf of the Company or is deemed necessary or appropriate by the Manager to carry out fully the provisions of this Agreement in accordance with its terms.

(ii) Each Member and Assignee authorizes each such attorney-in-fact to take any further action which such attorney-in-fact shall consider necessary or advisable in connection with any of the foregoing, hereby giving each such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in connection with the foregoing as fully as such Member or Assignee might or could do personally, and hereby ratifying and confirming all that any such attorney-in-fact shall lawfully do or cause to be done by virtue thereof or hereof.

(iii) The power of attorney granted pursuant to this Article: (A) is a special power of attorney coupled with an interest and is irrevocable; (B) may be exercised by any such attorney-in-fact by listing the Members and Assignees executing any agreement, certificate, instrument, or other document with the single signature of any such attorney-in-fact acting as attorney-in-fact for all such Members and Assignees; and (C) shall survive the bankruptcy, insolvency, dissolution, or cessation of existence of a Member or Assignee, and shall survive the delivery of an assignment by a Member or Assignee of the whole or a portion of its Units, except that where the assignment is of such Member's or Assignee's entire Unit and the Assignee is admitted as a substituted Member, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling any such attorney-in-fact to effect such substitution.

(iv)Whenever any Manager executes a document as attorney-in-fact for a Member or Assignee, the Manager must promptly provide a copy of such document to each Member or Assignee, although a failure to provide such copy does not invalidate the action taken.

14.2 **Confidentiality.**

(a) All Members and the Manager recognize and acknowledge that the business plan, information, business, business methods or practices, list of the Company's customers, and any other trade secret or other secret or confidential information relating to the Company's business as they may exist from time to time are valuable, special, and unique assets of the Company's business. Therefore, the Members and Manager agree as follows:

(i) That the Members and Manager will hold in strictest confidence and not disclose, reproduce, publish, or use in any manner, without the express authorization of the Manager, the business plan, any information, business, business methods or practices, customer lists, or any other secret or confidential matter relating to any aspect of the Company's Business, except as such disclosure or use may be required in connection with the Members and Manager's work for the Company.

(ii) That upon request or at the time of leaving the employ of the Company any Member or Manager so leaving will deliver to the Company, and not keep or deliver to anyone else, any and all notes, memoranda, documents and, in general, any and all material relating to the Company's Business whether or not a "trade secret" as defined by law.

(iii) That the Manager may from time to time reasonably designate other subject matters requiring confidentiality and secrecy which shall be deemed to be covered by the terms of this Agreement.

(b) In the event of a breach or threatened breach by any Member or the Manager of the provisions of this Section 14.2, the Company shall be entitled to an injunction: (i) restraining any Member or Manager from disclosing, in whole or in part, any information as described above or from rendering any services to any person, firm, corporation, association, or other entity to whom such information, in whole or in part, has been disclosed or is threatened to be disclosed; and/or (ii) requiring that the Member or Manager deliver to the Company all information, documents, notes, memoranda, and any and all other material (whether or not trade secrets) as described above upon the Member's or Manager's leave of the employ of the Company. Nothing herein shall be construed as prohibiting the Company from pursuing other remedies available to the Company for such breach or threatened breach, including the recovery of damages from the Member and Manager.

14.3 **Unregistered Interests.** Each Member and Assignee:

(a) Acknowledges that the Units are being offered and sold without registration under the Securities Act of 1933, as amended, or under similar provisions of state law,

(b) Acknowledges that such Person is fully aware of the economic risks of an investment in the Company, and that such risks must be borne for an indefinite period of time,

(c) Represents and warrants that such Person is acquiring an Economic Interest for such Person's own account, for investment, and with no view to the distribution of the Economic Interest or any interest therein,

(d) Represents that such Member or Assignee has consulted with such legal, tax, investment, financial, and other advisors regarding such Person's acquisition of the Units as such Person has deemed necessary or appropriate in the circumstances, and that such Person has made provision for any federal, state, or local tax obligations arising or that may arise from the acquisition or holding the Units,

(e) Represents that such Member or Assignee has received and reviewed such information about the Business (and proposed Business), assets, financial condition, management, risks relating to the Company and the Business and proposed Business, and such other information regarding the acquisition of the Units as the Member or Assignee has (in consultation with such advisors as the Member or Assignee has deemed appropriate) determined to be necessary or appropriate in the circumstances, and

(f) Agrees not to transfer, or to attempt to transfer, all or any part of such Economic Interest without registration under the Securities Act of 1933, as amended, and any applicable state securities laws, unless the transfer is exempt from such registration requirements.

14.4   Waivers Generally. No course of dealing will be deemed to amend or discharge any provision of this Limited Liability Company Agreement. No delay in the exercise of any right will operate as a waiver of such right. No single or partial exercise of any right will preclude its further exercise. A waiver of any right on any one occasion will not be construed as a bar to, or waiver of, any such right on any other occasion.

14.5   Equitable Relief. If any Person proposes to transfer all or any part of such Person's Economic Interest in violation of the terms of this Limited Liability Company Agreement, the Company or any Member may apply to any court of competent jurisdiction for an injunctive order prohibiting such proposed transfer except upon compliance with the terms of this Limited Liability Company Agreement, and the Company or any Member may institute and maintain any action or proceeding against the Person proposing to make such transfer to compel the specific performance of this Limited Liability Company Agreement. Any attempted transfer in violation of this Limited Liability Company Agreement is null and void, and of no force and effect. The Person against whom such action or proceeding is brought waives the claim or defense that an adequate remedy at law exists, and such Person will not urge in any such action or proceeding the claim or defense that such remedy at law exists.

14.6   Remedies for Breach. The rights and remedies of the Members set forth in this Limited Liability Company Agreement are neither mutually exclusive nor exclusive of any right or remedy provided by law, in equity, or otherwise. Subject to the dispute resolution provisions of Article 12, the Members and Assignees agree that all legal remedies (such as monetary damages) as well as all equitable remedies (such as specific performance) will be available for any breach or threatened breach of any provision of this Limited Liability Company Agreement.

14.7   Notices. All Notices under this Limited Liability Company Agreement will be in writing and will be either delivered or sent addressed as follows:

(a) If to the Company, at the Company's principal place of Business and to its registered office in Iowa; and

(b) If to any Member or Assignee, at such Person's home or business address as then appearing in the records of the Company.

In computing time periods for the purposes of this Section and the following Section, the day of Notice will be included. A day means a business day in Fairfield, Iowa and shall not include Saturday, Sunday, or days when banks are generally closed for transacting business with the public.

14.8   Deemed Notice. All Notices given to any Person in accordance with this Limited Liability Company Agreement will be deemed to have been duly given:

(a) On the date of actual receipt if personally delivered or if delivered by electronic mail;

(b) Three days after being sent by registered or certified mail, postage prepaid, return receipt requested;

(c) When sent by confirmed electronic facsimile transfer; or

(d) One day after having been sent by a nationally recognized overnight courier service.

14.9   Costs. If the Company or any Member or Assignee retains counsel for the purpose of enforcing or preventing the breach or any threatened breach of any provision of this Limited Liability Company Agreement or for any other remedy relating to it, then the prevailing party will be entitled to be reimbursed by the non-prevailing party for all costs and expenses so incurred (including reasonable attorney's fees, costs of bonds, and fees and expenses for expert witnesses) unless the arbitrator or other trier of fact determines otherwise in the interest of fairness.

14.10   Indemnification.

(a) Each Member and Assignee hereby indemnifies and agrees to hold harmless the Company, each Manager, and each Member and Assignee from any liability, cost, or expense arising from or related to any act or failure to act of such Member which is in violation of this Limited Liability Company Agreement.

(b) A Manager shall not be personally liable to the Company or its Members or Assignees for monetary damages for breach of fiduciary duty as a Manager; except that this provision shall not eliminate or limit the liability of a Manager to the Company or its Members for monetary damages otherwise existing for:

(i) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

(ii) any transaction from which the Manager directly or indirectly derived any improper personal benefit.

(c) The Company shall, to the fullest extent permitted by law, indemnify any and all persons whom it shall have power to indemnify under this section (the "Indemnitee") from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any agreement, vote of Members or disinterested Managers, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, shall continue as to a person who has ceased to be a Manager, officer, employee, or agent, and shall inure to the benefit of the heirs, executors, and administrators of such a person. The Company shall pay expenses incurred by the Indemnitee in advance of the final disposition of such matter upon the receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in this Section 14.10(c). The indemnity obligation under this section 14.10(c) is an obligation of the Company only and is not enforceable against any Member.

14.11 Partial Invalidity. Wherever possible, each provision of this Limited Liability Company Agreement will be interpreted in such manner as to be effective and valid under applicable law. However, if for any reason any one or more of the provisions of this Limited Liability Company Agreement are held to be invalid, illegal, or unenforceable in any respect, such action will not affect any other provision of this Limited Liability Company Agreement. In such event, this Limited Liability Company Agreement will be construed as if such invalid, illegal, or unenforceable provision had never been contained in it, and any court or other body determining any provision to be invalid shall interpret the remaining portions of this Agreement to give maximum effect to the intention of the parties as expressed herein, including such invalid provision.

14.12 Entire Agreement. This Limited Liability Company Agreement contains the entire agreement and understanding of the parties and Persons who may in the future become Members or Assignees with respect to its subject matter, and it supersedes all prior written and oral agreements. No amendment of this Limited Liability Company Agreement will be effective for any purpose unless it is made in accordance with Section 14.1.

14.13 Benefit. The contribution obligations of each Member will inure solely to the benefit of the other Members and the Company, without conferring on any other Person any rights of enforcement or other rights. Without limiting the generality of the foregoing, none of the provisions of this Limited Liability Company Agreement shall be for the benefit of or enforceable by any creditors of the Company or of any Member.

14.14 Binding Effect. This Limited Liability Company Agreement is binding upon, and inures to the benefit of, the Members and their permitted successors and assigns; provided that, Assignees will only have the rights set forth in Section 11.2(b) unless admitted as a Member in accordance with this Limited Liability Company Agreement.

14.15 Further Assurances. Each Member and Assignee agrees, without further consideration, to sign and deliver such other documents of further assurance as may reasonably be necessary to effectuate the provisions of this Limited Liability Company Agreement.

14.16 Headings. Article and Section titles have been inserted for convenience of reference only. They are not intended to affect the meaning or interpretation of this Limited Liability Company Agreement.

14.17 Terms. Terms used with initial capital letters will have the meanings specified, applicable to both singular and plural forms, for all purposes of this Limited Liability Company Agreement. All pronouns (and any variation) will be deemed to refer to the masculine, feminine, or neuter, as the identity of the Person may require. The singular or plural include the other, as the context requires or permits. The word include (and any variation) is used in an illustrative sense rather than a limiting sense.

14.18 Legal Representation. Each person executing this Agreement further acknowledges and agrees that such person:

(a) Has been advised to retain independent legal, tax, and accounting advice of their own choosing for purposes of representing their individual interests with respect to the subject matter hereof;

(b) Has been given reasonable time and opportunity to obtain such advice; and

(c) Has obtained such independent advice as they have deemed necessary and appropriate in the circumstances at his or her own expense without expecting the Company to reimburse such person for such fees or other expenses.

14.19 Creditors; No Third Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of, or enforceable by, any creditor of the Company or other person, including (without limitation) any Member in such Member's capacity as a creditor. No person not a party hereto is intended to be a third party beneficiary of this Agreement.

14.20 **Counterparts.** This Limited Liability Company Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. At least one original copy of this Limited Liability Company Agreement will be placed in the Company records. A photocopy of this Limited Liability Company Agreement, as signed, will be delivered to each Member and each such photocopy will be deemed to be an original document.

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the 24th day of August, 2018

NAME:  _____
　　　　　Scott F. Hickey

Exhibit A

Full Partner Capitalization Table

Investors	Class A Common Units	Class A Common %	Class B Common Units	Class B Common %	Total Units	Total %
Barry Hays	10,256	0.477%	-	0%	10,256	0.477%
Timothy B. Nevels	5,000	0.233%	-	0%	5,000	0.233%
Mike & Pat Robinson	9,401	0.438%	-	0%	9,401	0.438%
Richard Bredice	3,571	0.166%	-	0%	3,571	0.166%
Brett & Jane Lazzareschi	3,571	0.166%	-	0%	3,571	0.166%
Guy Mabee, Jr.	142,858	6.648%	-	0%	142,858	6.648%
Ken Orsow	3,615	0.168%	-	0%	3,615	0.168%
Scott Holland	14,284	0.665%	-	0%	14,284	0.665%
Barry Bomzer	1,084	0.050%	-	0%	1,084	0.050%
Dorian Punj	20,833	0.970%	-	0%	20,833	0.970%
Pattye Snow Hickey	41,509	1.932%	-	0%	41,509	1.932%
Hal Masover	6,250	0.291%	-	0%	6,250	0.291%
Kenneth J Ross	22,958	1.068%	-	0%	22,958	1.068%
Stuart Valentine	6,250	0.291%	-	0%	6,250	0.291%
Lincoln Trust Custodian IRA Account FBO Barry Ross	20,833	0.970%	-	0%	20,833	0.970%
Thom Krystofiak	12,500	0.582%	-	0%	12,500	0.582%
Wendi Vessey	12,500	0.582%	-	0%	12,500	0.582%
Anastasia K Hurlin as Trustee of the Anastasia K. Hurlin 2000 Trust	15,000	0.698%	-	0%	15,000	0.698%
Lux Orbis, Co.	39,041	1.817%	-	0%	39,041	1.817%

Sitaram, Inc	472,819	22.005%	-		0%	472,819	22.005%
Scott Hickey	782,189	36.402%	-		0%	782,189	36.402%
Lakshmi Maa, Inc	472,820	22.005%	-		0%	472,820	22.005%
Herb Anderson	10,595	0.493%	-		0%	10,595	0.493%
Ellen Burkett	19,000	0.884%	-		0%	19,000	0.884%
Totals	**2,148,737**	**100.000%**		**0**	**0.000%**	**2,148,737**	**100.000%**